CONFIDENTIAL SUBMISSION

As confidentially submitted to the Securities and Exchange Commission on August 13, 2014 pursuant to the JOBS Act

Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

PETROSHARE CORP.
(Exact name of registrant as specified in its charter)
______________________________

Colorado	1311	46-1454523
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

7200 S. Alton Way, Suite B-220
Centennial, Colorado 80112
(303) 500-1169
(Address and telephone number of principal executive offices)

Stephen J. Foley,
Chief Executive Officer
PetroShare Corp.
7200 S. Alton Way, Suite B-220
Centennial, Colorado 80112
(303) 500-1169
(Name, address and telephone number of agent for service)

With a copy to:
David J. Babiarz, Esq.
Dufford & Brown, P.C.
1700 Broadway, Suite 2100
Denver, Colorado 80290-2101
(303) 861-8013

Approximate date of commencement of proposed sale to public: As soon as practical after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Accelerated filer	☐	Large accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $0.001 par value, to be sold by the selling shareholders	shares		$$16,984,753 (2)	$
Common stock, $0.001 par value, to be sold by the registrant	shares		$$2,000,000	$
TOTAL:	shares		$18,984,753	$

(1)    Pursuant to Rule 416 under the Securities Act of 1933, as amended, includes an indeterminate number of additional shares to prevent dilution in the event of stock splits, stock dividends or similar events.

(2)    Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED August 13, 2014

PRELIMINARY PROSPECTUS

PETROSHARE CORP.
___________________
Shares
of Common Stock
Offered by
PetroShare Corp.
___________________
Shares
of Common Stock
Offered by
Selling Shareholders

This is the initial public offering of our stock.  We are offering up to        shares of our common stock on a "best efforts" basis at a price of $1.00 per share. The shares will be offered through our officers and directors.  The Selling Shareholders identified in this prospectus are offering an additional          shares.  We will not receive any of the proceeds from the sale of the shares being sold by the Selling Shareholders. There is presently no market for our common stock.
___________________

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and have elected to comply with certain reduced public company reporting requirements for future filings.  Investing in our common stock involves a high degree of risk and should only be purchased by those who can afford to lose their entire investment.  Before buying our common stock, you should read carefully the "RISK FACTORS" beginning on page 8 of this prospectus, including the material risks associated with our status as an emerging growth company.
__________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to the public	Underwriting discount or commissions(1)	Net proceeds to the Company(2)
Per share	$1.00	-0-	$
Total ( shares)		$-0-	$

(1)	We may sell the shares through FINRA registered broker-dealers or other intermediaries and pay a commission or other compensation in an amount up to 10% of the sales price. However, we have no obligation to do so.

(2)	Excludes expenses payable by the Company in connection with the offering, estimated to be $75,000, including legal and accounting fees, filing fees, travel and miscellaneous expenses.

Certain of our shareholders identified in this prospectus under "SELLING SHAREHOLDERS" or their successors or assigns may offer and sell from time to time up to          shares of our common stock. The shares may be offered at a fixed price of $1.00 per share until such time, if ever, that our shares are quoted on the electronic bulletin board, which we refer to as the OTC Bulletin Board, maintained by the Financial Industry Regulatory Authority, which we refer to as FINRA, or the interdealer quotation system known as OTC Markets, following which the shares may be offered at prices prevailing in the market or at privately negotiated prices.  We will pay the expenses incurred to register the shares for resale, but the Selling Shareholders will pay any underwriting discounts, commissions or agent's commissions related to the sale of their shares of common stock.  See "PLAN OF DISTRIBUTION" on page 50.
This document does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is unlawful. An offer is not being made or directed to, nor is this document being delivered to, persons in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to extend the offer to persons in any such jurisdiction.
__________________

The date of this prospectus is __________, 2014

Additional Information

This prospectus contains descriptions of certain contracts, agreements or other documents affecting our business. These descriptions are not necessarily complete. For the complete text of these documents, you can refer to the exhibits filed with the registration statement of which this prospectus is a part. (See "WHERE YOU CAN FIND MORE INFORMATION").

You should rely only on the information contained in this prospectus, or to which we have referred you. We have not authorized anyone to provide you with information other than as contained or referred to in this prospectus. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Special Note Regarding Forward-Looking Statements

Please see the note under "RISK FACTORS" for a description of special factors potentially affecting forward-looking statements included in this prospectus.

CONFIDENTIAL SUBMISSION

SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider before investing in our stock. You should read the entire prospectus carefully, including the sections entitled "RISK FACTORS" and "FINANCIAL STATEMENTS."

As used in this prospectus, unless the context requires otherwise, the terms "PetroShare," "we," "our" or "us" refer to PetroShare Corp.

Our Company

We were organized under the laws of the State of Colorado on September 4, 2012. We were organized to investigate, acquire and develop oil and gas properties in the Rocky Mountain or mid-continent region of the United States and produce oil, liquids and/or natural gas from those properties. Since our inception in 2012, we have completed the acquisition of certain oil and gas working interests in approximately 1,100 net undeveloped acres located in Moffat County, Colorado, and, together with our working interest partners, have completed drilling and casing, and are in the process of completing and evaluating two wells on that prospect. Currently, we own a 25% working interest in the wells and three other entities collectively own the remaining 75% working interest.

Based on information gathered and analysis performed in connection with drilling the two wells, we and our working interest partners decided to complete both wells. We commenced preliminary completion efforts in January 2014, but were halted by stipulations in our drilling permit related to the protection of wildlife. Following expiration of the wildlife stipulations in April 2014, we continued completion and stimulation efforts and hope to achieve commercial production during the second half of 2014.  Based on drilling records, well logs and preliminary completion efforts in early 2014, we believe the two wells demonstrate the potential for multiple oil and gas pay zones. However, as of August 12, 2014, our production and revenue were de minimis.

Our goal is to become an independent producer of oil, natural gas and liquids and participate successfully in the oil and gas industry. In the short term, we hope to identify and develop an economic, low-risk drilling inventory and oil-weighted reserve base to demonstrate the success of our business plan and management team. In the longer term and depending on a number of factors, including drilling results, general economic conditions, oil and natural gas prices and the availability of capital, we would entertain expanding our operations through internal growth and/or opportunistic acquisitions, or selling our assets to a larger independent or major oil and gas producer.

We believe we are distinguished from other development stage companies and independent oil and gas producers by the experience and relationships of our management team. We also believe that the recent success demonstrated by other oil and gas producers drilling in the Niobrara Shale formation in Colorado provides a roadmap for our success.

Since inception, we have financed our operations through a combination of equity financing and the sale of working interests in the Buck Peak prospect. From inception through March 31, 2014, we raised approximately $2,264,000 through the sale of our common stock in private placements, and sold 85% of the working interests in the two wells on the Buck Peak prospect. In another private placement commenced in May and completed in July 2014, we raised an additional $1,110,002 through the sale of our common stock. We have used the proceeds from the sale of our common stock and prospect fees from the sale of the working interests to acquire the Buck Peak prospect, to finance our share of drilling costs and expenses, to pay general and administrative expenses and to acquire a portion of the working interest of one of our partners.

Our office is currently located at 7200 South Alton Way, Suite B-220, Centennial, CO 80112. Our telephone number, c/o Stephen J. Foley, our Chief Executive Officer, is (303) 500-1169. We maintain a website at www.petrosharecorp.com, but the information on our website is not part of this prospectus.

Buck Peak Prospect

On April 30, 2013, we completed the acquisition of oil and gas working interests ranging from less than 7.5% up to 100% in certain parcels totaling approximately 8,400 gross acres (1,100 net acres) located in Moffat County, Colorado, which we refer to as the Buck Peak prospect. This property is located approximately six miles southeast of Craig, Colorado, in the northwest corner of the State. The acreage position represented by the Buck Peak prospect is located in and around the Buck Peak Field, originally discovered in the late 1950's and developed on and off through the early 1970's. Records from the Colorado Oil and Gas Conservation Commission ("COGCC") show that the Buck Peak Field has produced over six million BOE (barrels of oil equivalent) from the Niobrara Shale geologic formation since its discovery and still has active wells producing which are over 40 years old.
The Buck Peak prospect targets oil and associated wet gas from the fractured Niobrara Shale formation. In addition, the prospect has demonstrated a potential for coal bed methane and conventional gas production from relatively shallow zones above the Niobrara. Wells drilled on the prospect acreage by other companies have also indicated both oil and gas production from various zones deeper than the Niobrara.
The two wells which we drilled in 2013 are located in Section 25 of the Buck Peak prospect, on what we believe to be the top of the geologic structure holding oil and gas. Each well was drilled to a true vertical depth (TVD) of approximately 7,900 feet, one drilled vertically and the other directionally, from a single well pad. Following drilling of the two wells in December 2013, we conducted preliminary completion work until February 15, 2014, when wildlife stipulations contained in our drilling permit required postponement of further operations. Following expiration of those stipulations, we resumed completion efforts in some of the zones deemed capable of production in May 2014, and are currently evaluating the results.  We expect to continue completion efforts on additional zones in the Fall of 2014.
We are also exploring opportunities to acquire additional acreage, both developed and undeveloped, in the area surrounding the Buck Peak prospect.

The Offering

Common stock outstanding before the offering(1)	16,984,753
Common stock offered by us
Common stock offered by the selling shareholders
Common stock outstanding after the offering(1)(2)
Use of proceeds
We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $              , assuming an initial public offering price of $1.00 per share, and after deducting estimated offering expenses payable by us. We intend to use the net proceeds from this offering to pay for general corporate purposes, including additions to working capital and capital expenditures. See "Use of Proceeds."

Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future; however, we may change this policy in the future. See "Dividend Policy."
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(1)	Excludes 2,000,000 shares of common stock underlying outstanding options that are currently exercisable.
(2)	Assumes that all of the common stock offered under this prospectus is sold, of which there is no assurance.

Risk Factors

This offering involves as high degree of risk. Our common stock should only be purchased by persons who can afford to lose their entire investment. Risk factors relating to our company and the oil and gas industry include:

•	Since we are a new business with essentially no operating history, investors have no basis to evaluate our ability to operate profitability.

•	We have no revenue and have incurred operating losses since our inception and may never be profitable.

•
We are dependent on achieving profitable operations and receipt of additional working capital to fund continued development and implementation of our business plan, and our failure to obtain this capital may cause the partial or total loss of your investment.

•	Since we have no reserves at this time, investors in our common stock cannot be assured that we will have any cash flow in the future.

•	Our investment in a single prospect and the concurrent lack of diversification will increase the risk to investors that we will not be profitable.

•	If the Buck Peak prospect is not productive of oil or natural gas, any funds spent on exploration may be lost and we will be forced to seek additional opportunities, which will be expensive and time-consuming.

•
A major oil company, Southwestern Energy Co., has recently acquired all the leasehold and certain producing assets of both Quicksilver Resources, Inc. and SWEPI (Royale Dutch Shell affiliate) in the Niobrara play in the Sand Wash Basin covering Moffat and Routt Counties, Colorado and such acquisition may increase competition for leases, drilling rigs and other services in the area.

•	Our ability to sell any production and/or receive market prices for our production may be adversely affected by lack of transportation, capacity constraints and interruptions.

•	We are an "emerging growth company" and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

•
We are not required to obtain an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 until we are no longer an emerging growth company.

•	Our financial statements may not be comparable to other public companies.

•
While we believe we have adequate internal controls over financial reporting, we will be required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have a material adverse effect on the price of our common stock.

•	Our business is substantially dependent on our senior executive officers and the loss of service of any of these individuals would adversely affect our business.

•
Because we do not have an audit or compensation committee, shareholders will have to rely on our Board of Directors, which includes only one "independent" director as defined by a national securities exchange, to perform these functions.

•	Colorado law and our Articles of Incorporation may protect our directors from certain types of lawsuits at the expense of the shareholders.

•	Oil and gas operations are affected by fluctuations in oil and natural gas prices and low prices could have a material adverse effect on the future of our operations.

•	The cost of oil and natural gas exploration is extremely volatile and may adversely affect our operations.

•	Our operations are subject to health, safety and environmental laws and regulations which may expose us to significant costs and liabilities and which may not be covered by insurance.

•
Federal, state, and local legislative and regulatory initiatives relating to hydraulic fracturing, as well as government reviews of such activities, could result in increased costs, additional operating restrictions or delays, and adversely affect our production and/or ability to record future reserves.

•	Competition in the oil and natural gas industry is intense, and many of our competitors have resources that are substantially greater than ours.

•	Seasonal weather conditions, lease stipulations, and permit restrictions adversely affect our ability to conduct drilling activities where we expect to operate.

•	We may incur losses as a result of title deficiencies.

•	The oil and gas business involves many operating risks that can cause substantial losses.

•	Extensive state and federal regulation may be costly to comply with and may result in significant fines and penalties.

Risk factors relating to our common stock include the following:

•
The initial price of our common stock in this offering has been arbitrarily determined and bears no necessary relationship to our lack of earnings, the book value of our common stock or any other traditional criteria of value.

•
Our offering is being conducted on a "best efforts" basis, and there is no assurance that we will obtain the funding we need to explore our property, pay our administrative expenses or further out business plan.

•
Since no broker or dealer has committed to create or maintain a market in our stock, there is no assurance that our stock will be quoted in the OTC Bulletin Board or OTC Markets, and purchasers of our common stock may have difficulty selling their shares, should they desire to do so.

•	Our stock price may be volatile and as a result you could lose all or part of your investment.

•	Investors in this offering will experience immediate substantial dilution of their investment.

•	A small number of existing shareholders own a significant amount of our common stock, which could limit your ability to influence the outcome of any shareholder vote.

•	The sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

•
Since our common stock is not presently listed on a national securities exchange, trading in our shares will likely be subject to rules governing "penny stocks," which will impair trading activity in our shares.

•	FINRA sales practice requirements may also limit a shareholder's ability to buy and sell our stock.

•	Issuance of our stock in the future could dilute existing shareholders and adversely affect the market price of our common stock, if a public trading market develops.

•	We have never paid dividends on our common stock and we do not anticipate paying any in the foreseeable future.

Prospective investors in our common stock should be aware of these and other risk factors discussed in this prospectus.

Summary Financial Data

The following tables present certain selected historical financial data about our company. Historical financial information for the period September 4, 2012 (inception) to December 31, 2012 and the year ended December 31, 2013 has been derived from our financial statements, which have been audited by StarkSchenkein, LLP, our independent registered public accounting firm. The financial information as of and for the three months ended March 31, 2014 and 2013 and the period from inception (September 4, 2012) to March 31, 2014 is unaudited. The selected balance sheet data also illustrates the receipt of proceeds from a private placement of common stock completed after March 31, 2014, and the anticipated proceeds to our company from this offering.  You should read the data set forth below in conjunction with the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," our financial statements and related notes included elsewhere in this prospectus.

	Operating Data

	Three months ended March 31, 2014	Three months ended March 31, 2013	Year ended December 31, 2013	Inception (September 4, 2012) to December 31, 2012	Inception (September 4, 2012) to March 31, 2014
	(unaudited)				(unaudited)

Revenue	$-	$-	$-	$-	$-
General and administrative expenses	150,371	68,475	473,668	699,658	1,323,697
Exploration costs	-	20,759	29,537	-	29,537
Total costs and expenses	575,230	89,234	504,089	699,658	1,778,977
Net (loss)	$(575,221)	$(89,234)	$(504,075)	$(699,658)	$(1,778,954)
Net (loss) per common share	$(0.04)	$(0.01)	$(0.04)	$(0.40)

			Balance Sheet Data
			As of March 31, 2014
			Actual (Unaudited)	Proforma (1)	Proforma As Adjusted (1)(2)

Cash			$450,023	$1,560,025
Joint interest billing receivable, net			139,676	139,676
Unproved oil and gas properties			250,474	250,474
Wells in progress			520,489	520,489
Total Assets			1,372,917	2,482,919
Current Liabilities			128,031	128,031
Total Shareholders’ Equity			$1,244,886	$2,354,888

(1)  Gives effect to the additional issuance of 2,220,003 shares of common stock through a private placement resulting in gross proceeds of $1,110,002 which occurred subsequent to March 31, 2014, but excludes other changes to our Balance Sheet subsequent to March 31, 2014.

(2)  The pro forma as adjusted reflects the sale of shares of common stock by the Company under this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $1.00 per share of our common stock would increase (decrease) each of cash, total assets, and total stockholders' equity by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated offering expenses payable by us.

RISK FACTORS

An investment in our securities involves a high degree of risk.  You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision.  If any of the following risks actually occurs, our business, financial condition or results of operation could materially suffer.  In that case, you may lose all or part of your investment.  If we are unable to prevent events that have a negative affect from occurring, then our business may suffer.

Risks Relating to Our Company

Since we are a new business with essentially no operating history, investors have no basis to evaluate our ability to operate profitability.  We were incorporated in September 2012 and have received no revenue from operations to date.  Our activities to date have been limited to organizational efforts, assembling a management team, raising capital, researching and developing our business plan, completing the acquisition of our first property and commencing our first drilling program.  We face all of the risks commonly encountered by other new businesses, including the lack of an established operating history, need for additional capital and personnel, and competition.  There is no assurance that our business will be successful or that we can ever operate profitably.  We may not be able to effectively manage the demands required of a new business in our industry, such that we may be unable to successfully implement our business plan or achieve profitability.

We have no revenue and have incurred substantial losses since our inception and may never be profitable.  Since our inception in 2012, we have no revenue and have never been profitable.  As of March 31, 2014, our accumulated deficit was approximately $1.8 million, including a loss of $504,075 in 2013 and a loss of $575,221 for the three months ended March 31, 2014.  In the future, our ability to become profitable will depend on the success of our current drilling efforts, future exploration and development efforts and our ability to generate revenue sufficient to cover our costs and expenses.  In pursuit of those objectives, we will seek to identify additional hydrocarbons that can be extracted economically at operating and exploration properties.  We may suffer significant additional losses in the future and may never be profitable.  Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.
We are dependent on achieving profitable operations and receipt of additional working capital to fund continued development and implementation of our business plan, and our failure to obtain this capital may cause the partial or total loss of your investment.  Our company has limited capitalization and is dependent upon achieving profitable operations and receipt of additional financing to continue operations.  Continued development of our business plan will require significant additional working capital, and we have no established source of obtaining that financing.  Significant amounts of capital are required for companies to participate in the business of exploration for oil and gas resources, and many companies that are engaged in this business are significantly better capitalized than us.  We may also require additional capital to pay our administrative expenses, including salary and rent.  Adverse developments in our business or general economic conditions may require us to raise additional financing at prices or on terms that are disadvantageous to existing shareholders.  We may not be able to obtain additional capital at all and may be forced to curtail or cease our operations.  As an alternative to equity financing, we may seek debt financing or may be required to farm-out our oil and gas properties for development on less than favorable terms.  We currently have no credit available to us and we can offer no assurance that such debt will be available or if available, that it will be available on reasonable terms.  The inability to obtain necessary financing may adversely impact our ability to develop our properties and to expand our business operations.
Since we have no reserves at this time, investors in our common stock cannot be assured that we will have any cash flow in the future.  The Buck Peak prospect is the primary oil and gas prospect where we have invested all of our capital resources.  This prospect is still in the exploration stage, and no estimate can be made at this time as to oil and natural gas reserves, proved, probable or otherwise, nor can any guarantees be made that sufficient reserves will be discovered for production.  The absence of any recent drilling or production history prevents us from assigning any proved reserves to the property.  Even with new technology such as 3D seismic and other exploration techniques, oil and gas exploration is a high risk undertaking.  As a result, investors have no assurance that we will have any cash flow.

Our investment in a single prospect and the concurrent lack of diversification will increase the risk to investors that we will not be profitable. Our investment in the Buck Peak prospect and the capital required to pay our share of drilling costs increases the risk that the operation of our business will not be profitable, as we will not be able to spread the risk of investment and operation over a number of different assets until we become profitable or receive additional investment.  If one or both of the wells at the Buck Peak prospect is not successful in producing economically viable amounts of oil and/or gas, our business may suffer and you may lose all or part of your investment.

If the Buck Peak prospect is not productive of oil or natural gas, any funds spent on exploration may be lost and we will be forced to seek additional opportunities, which will be expensive and time-consuming.  All of our current capital investment is tied up in the Buck Peak prospect.  Since the Buck Peak prospect is not currently developed, we are dependent on the development efforts to prove reserves at the Buck Peak prospect for additional cash flow.  If we are unable to prove that the Buck Peak prospect can be productive of oil and natural gas, we will be forced to seek additional investments.  Investigating and locating suitable property for acquisition is expensive and time consuming.  Even if we are successful in identifying one or more additional properties for acquisition, there is no assurance that we can obtain such property at reasonable prices or that sufficient working capital will be available to finance the acquisition.

A major oil company, Southwestern Energy Co., has recently acquired all the leasehold and certain producing assets of both Quicksilver Resources, Inc. and SWEPI (Royale Dutch Shell affiliate) in the Niobrara play in the Sand Wash Basin covering Moffat and Routt Counties and such acquisition may increase competition for leases, drilling rigs and other services in the area. Previously, SWEPI had announced plans to monetize their assets in this area as well as other selected assets across the US.  The agreement between SWEPI and Southwestern represents the culmination of SWEPI's efforts as it relates to its Sand Wash Basin assets.  Results in the Niobrara play in the Sand Wash Basin to date have been mixed, with some good wells and also some mechanically-plagued and uneconomic wells.  Southwestern's entry into to this play may increase competition for rigs and oil field services as well as create competition for lease acquisitions, thus potentially driving prices upward.  There is no guarantee that Southwestern will develop the proper drilling and development strategies to economically develop the Niobrara on a wider scale.

Our ability to sell any production and/or receive market prices for our production may be adversely affected by lack of transportation, capacity constraints and interruptions.  The marketability of any production from the Buck Peak prospect or any other interests that we may acquire depends in part upon the availability, proximity and capacity of third-party refineries, natural gas gathering systems and processing facilities.  We expect to deliver any crude oil and natural gas produced from our properties through trucking services and pipelines that we do not own.  The lack of availability or capacity of these systems and facilities could reduce the price offered for any production or result in the shut-in of producing wells or the delay or discontinuance of development plans for properties.
We are an "emerging growth company" and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.  As an "emerging growth company," as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to the following:

●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and from holding a vote for stockholder approval of any golden parachute payments not previously approved.
We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock if such a market develops, and our stock price may be more volatile.
We are not required to obtain an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 until we are no longer an emerging growth company.  For so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to obtain the auditor attestation of our assessment of our internal controls. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an "emerging growth company" until the earliest to occur of (1) the last day of the fiscal year during which our total annual revenues equal or exceed $1 billion (subject to adjustment for inflation), (2) the last day of the fiscal year during which occurs the fifth anniversary of our initial public offering, (3) the date on which we have, during the  previous three-year period, issued more than $1 billion in non-convertible debt, or (4) the date on which we are deemed a "large accelerated filer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Once we are no longer an emerging growth company, compliance with Section 404(b) will be costly.
Our financial statements may not be comparable to other public companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b) of the JOBS Act.  This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  As a result of this election, if the PCAOB adopts new or revised accounting standards and we decide to delay adoption of such changes, our financial statements may not be comparable to companies that comply with public company effective dates and the price of our common stock may be adversely affected.
While we believe we have adequate internal controls over financial reporting, we will be required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have a material adverse effect on the price of our common stock. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will likely be required to furnish a report by our management on internal controls for the fiscal year ending December 31, 2014.  Such a report must contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting, including a statement as to whether or not our internal controls are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by our management.  While we believe our internal controls over financial reporting are effective, we are still constructing the system, processing documentation and performing the evaluations needed to comply with Section 404, which is both costly and challenging.  We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. If we are unable to assert that our internal controls over financial reporting are effective, or if we disclose significant deficiencies or material weaknesses in our internal controls, investors could lose confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

We may not be required to register our common stock under the Exchange Act, which would reduce the disclosure we are required to provide to our investors compared to other public companies and may adversely affect the price of our stock in any market that may develop.  Our securities are not presently registered under the Exchange Act, and we may not be required or may not choose to register under that Act in the future.  Registration under the Exchange Act would be required if we meet certain minimum asset and shareholder requirements or if any of our securities were to be listed on a national securities exchange.  Since we do not believe that we will meet the minimum requirements for mandatory registration, and we do not expect that our common stock will be listed on an exchange in the foreseeable future, we may not be subject to certain reporting requirements imposed by that Act.  Among other consequences, we will not be required to comply with the proxy solicitation rules of the Exchange Act and our directors and officers will not be required to file reports of their trading activity in our stock under Section 16 of the Exchange Act. As a result, there will be less information available to the public regarding our corporate affairs and insider transactions in our common stock than other companies that have registered common stock under the Exchange Act.
Our business is substantially dependent on our senior executive officers and the loss of service of any of these individuals would adversely affect our business.  Stephen J. Foley is our Chief Executive Officer and responsible for overseeing our business, developing our business plan and the strategic vision of our company.  Frederick Witsell is our President and responsible for identifying and managing our properties.  Each of these individuals is critical to the perceived success of our business.  The loss of service of either of these individuals would adversely affect our business, as we have very limited personnel and expect to rely on contractors for a majority of service that we require.  There is no assurance we would be able to replace either of such individuals, or if so, on terms that were acceptable to our company.  We have no key man life insurance on either of these individuals.
Because we do not have an audit or compensation committee, shareholders will have to rely on our Board of Directors, which includes only one "independent" director as defined by a national securities exchange, to perform these functions.  We do not presently maintain an audit or compensation committee. These functions are performed by our Board of Directors as a whole and only one of the members of our Board meets the definition of "independent" under the rules of any national securities exchange.  Since two of our current Board members are also part of our management team, there is a potential conflict where these individuals participate in discussions concerning management compensation and audit issues that may affect management decisions.  This lack of independence may adversely affect our corporate governance and the operation of our business.
Colorado law and our Articles of Incorporation may protect our directors from certain types of lawsuits at the expense of the shareholders.  The laws of the State of Colorado provide that directors of a corporation shall not be liable to the corporation or its shareholders for monetary damages for all but limited types of conduct.  Our Articles of Incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law.  The exculpation provisions may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances.
Risks Relating to the Energy Production and/or Distribution Industry.

Oil and gas operations are affected by fluctuations in oil and natural gas prices and low prices could have a material adverse effect on the future of our operations.  If exploration efforts are successful in identifying economic amounts of oil and gas, our future success will depend largely on the prices received for any oil or gas production.  Prices received also will affect the amount of future cash flow available for capital expenditures and may affect the ability to raise additional capital.  Lower prices may also affect the amount of natural gas and oil that can be economically produced from reserves either discovered or acquired.

Prices for natural gas and oil fluctuate widely.  For example, natural gas and oil prices declined significantly in 2008, and, for an extended period of time, remained below prices obtained in previous years.  Factors that can cause price fluctuations include:

●	The level of consumer product demand;

●	Weather conditions;

●	Domestic and foreign governmental regulations;

●	The price and availability of alternative fuels;

●	Political and ethnic conflicts in natural gas and oil producing regions;

●	The domestic and foreign supply of natural gas and oil;

●	The price of foreign imports; and

●	Overall economic conditions.
The cost of oil and natural gas exploration is extremely volatile and may adversely affect our operations.  The costs of oil and gas exploration, such as the costs of drilling rigs, casing, cement, and pumps, and the fuel and parts necessary to keep the rigs and pumps operating and the costs of the oil field service crews have been volatile over the past few years in direct proportion to the amount of ongoing oil and gas exploration.  As with most other companies involved in resource exploration and development, we may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sales of oil or natural gas.

Our operations are subject to health, safety and environmental laws and regulations which may expose us to significant costs and liabilities and which may not be covered by insurance.  Our oil and natural gas exploration will be subject to stringent and complex federal, state and local laws and regulations governing health and safety aspects of our operations, the discharge of materials into the environment and the protection of the environment.  These laws and regulations may impose on our operations numerous requirements, including the obligation to obtain a permit before conducting drilling or underground injection activities; restrictions on the types, quantities and concentration of materials that may be released into the environment; limitations or prohibitions of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; specific health and safety criteria to protect workers; and the responsibility for cleaning up any pollution resulting from operations.  Numerous governmental authorities such as the U.S. Environmental Protection Agency, or the EPA, and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions.  Failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties; the imposition of investigatory or remedial obligations; the issuance of injunctions limiting or preventing some or all of our proposed operations; and delays in granting permits and cancellation of leases.

There is an inherent risk of incurring significant environmental costs and liabilities in the performance of our operations, some of which may be material, due to our handling of petroleum hydrocarbons and wastes, our emissions to air and water, the underground injection or other disposal of our wastes, the use of hydraulic fracturing fluids and historical industry operations and waste disposal practices.  Under certain environmental laws and regulations, we may be liable regardless of whether we were at fault for the full cost of removing or remediating contamination, even when multiple parties contributed to the release and the contaminants were released in compliance with all applicable laws.  In addition, accidental spills or releases on our properties may expose us to significant liabilities that could have a material adverse effect on our financial condition or results of operations and which may not be covered by insurance.  Aside from government agencies, the owners of properties where our wells are located, the operators of facilities where our petroleum hydrocarbons or wastes are expected to be taken for reclamation or disposal and other private parties may be able to sue us to enforce compliance with environmental laws and regulations, collect penalties for violations or obtain damages for any related personal injury or property damage.  Some sites are located near current or former third-party oil and natural gas operations or facilities, and there is a risk that contamination has migrated from those sites to ours.  Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly material handling, emission, waste management or cleanup requirements could require us to make significant expenditures to attain and maintain compliance or may otherwise have a material adverse effect on our own results of operations, competitive position or financial condition.  We may not be able to recover some or any of these costs from insurance.

Federal, state, and local legislative and regulatory initiatives relating to hydraulic fracturing, as well as government reviews of such activities, could result in increased costs, additional operating restrictions or delays, and adversely affect our production and/or ability to book future reserves.  Hydraulic fracturing involves the injection of water, sand, and chemical additives under pressure into a targeted subsurface formation.  The water and pressure create fractures in the rock formations, which are held open by the grains of sand, enabling the oil or natural gas to flow to the wellbore.  The process is typically regulated by state oil and natural gas commissions; however, the EPA asserted federal regulatory authority over certain hydraulic-fracturing activities involving diesel fuel under the Safe Drinking Water Act.  In addition, the COGCC has adopted (and other states have adopted or are considering adopting) regulations that impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing operations.  Further, on February 23, 2014, Colorado's Air Quality Control Commission fully adopted EPA's Standards of Performance for Crude Oil and Natural Gas Production, Transmission, and Distribution; adopted corresponding revisions to its emissions reporting and permitting framework; and adopted complimentary oil and gas control measures.  These regulations will affect our operations, increase our costs of exploration and production and limit the quantity of natural gas and oil that we can economically produce to the extent that we use hydraulic fracturing.

Certain cities in Colorado have implemented bans on hydraulic fracturing, some of which are subject to a lawsuit with the Colorado Oil and Gas Association.  In the event that a new regulation or legal restriction at the federal, state or local level is adopted related to hydraulic fracturing in the areas in which we currently or in the future plan to operate, we may incur additional costs to comply with such requirements that may be significant in nature, and also could become subject to additional permitting requirements and cause us to experience added delays or curtailment in the pursuit of exploration, development, or production activities. Furthermore, these additional costs may put us at a competitive disadvantage compared to larger companies in the industry which can spread such additional costs over a greater number of wells and larger operating staff.

Competition in the oil and natural gas industry is intense, and many of our competitors have resources that are substantially greater than ours.  We operate in the highly competitive environment to acquire producing prospects and productive properties, marketing oil and gas and securing equipment and trained personnel.  As a small oil and gas company, most competitors, including major and large independent oil and gas companies, possess and employ financial, technical and personnel resources substantially greater than ours.  Those companies may be able to develop and acquire more prospects and productive properties than our financial or personnel resources permit.  Our ability to acquire additional prospects and discover reserves in the future will depend on our ability to evaluate and select suitable properties and consummate transactions in a highly competitive environment.  Also, there is substantial competition for capital available for investment in the oil and gas industry.  Larger competitors may be better able to withstand sustained periods of unsuccessful drilling and absorb the burden of changes in laws and regulations more easily than we can, which would adversely affect our competitive position.  We may not be able to compete successfully in the future in acquiring prospective properties, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

Seasonal weather conditions, lease stipulations, and permit restrictions adversely affect our ability to conduct drilling activities where we expect to operate.  Oil and natural gas operations in the Rocky Mountains are sometimes adversely affected by seasonal weather conditions and lease stipulations designed to protect various wildlife and surface interests.  These restrictions may limit our ability to operate in those areas and can potentially intensify competition for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages.  These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.  For example, we currently operate in an area that is (a) considered an Elk Winter Concentration Area, which means we must cease operations, except for certain emergency operations, from December 1 through April 15 of each year; and (b) accessed by a county road that is considered a "No Winter Maintenance" section, which means that the county will not maintain or plow the road from approximately November 1 through June 1 or later depending upon conditions of each year.

We may incur losses as a result of title deficiencies.  We own working and revenue interests in oil and natural gas leasehold interests.  The existence of a material title deficiency can render a lease worthless and can adversely affect our results of operations and financial condition.  Title insurance covering mineral leaseholds is not generally available and, in all instances, we forego the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease until the drilling block is assembled and ready to be drilled.  As is customary in our industry, we rely upon the judgment of oil and natural gas lease brokers, in-house landmen or independent landmen who perform the field work in examining records in the appropriate governmental offices and abstract facilities before attempting to acquire or place under lease a specific mineral interest.  We do not always perform curative work to correct deficiencies in the marketability of the title to us.  In cases involving serious title problems, the amount paid for affected oil and natural gas leases can be lost, and the target area can become undrillable.  We may be subject to litigation from time to time as a result of title issues.

The oil and gas business involves many operating risks that can cause substantial losses.  The oil and natural gas business involves a variety of operating risks, including:

●	Fires;

●	Explosions;

●	Blow-outs and surface cratering;

●	Uncontrollable flows of underground natural gas, oil or formation water;

●	Natural disasters;

●	Pipe and cement failures;

●	Casing collapses;

●	Embedded oilfield drilling and service tools;

●	Abnormal pressure formations; and

●	Environmental hazards such as natural gas leaks, oil spills, pipeline ruptures or discharges of toxic gases.

If any of these events occur, we could incur substantial losses as a result of:

●	Injury or loss of life;

●	Severe damage to and destruction of property, natural resources or equipment;

●	Pollution and other environmental damage;

●	Clean-up responsibilities;

●	Regulatory investigation and penalties;

●	Suspension of our operations; or

●	Repairs necessary to resume operations.

If we were to experience any of these problems, it could affect well bores, gathering systems and processing facilities, any one of which could adversely affect our ability to conduct operations.  We may be affected by any of these events more than larger companies, since we have limited working capital.  We currently have general liability insurance with a combined single limit per occurrence of not less than $1,000,000 for bodily injury and property damage and a combined occurrence limit of $2,000,000 and control of well insurance with limits of $5,000,000 for any one occurrence.  For other risks, however, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented.  In addition, pollution and environmental risks generally are not fully insurable.  If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect operations and/or our financial condition.  Moreover, we cannot assure shareholders that we will be able to maintain adequate insurance in the future at rates considered reasonable.

Extensive state and federal regulation may be costly to comply with and result in significant fines and penalties.  Companies that explore for and develop, produce and sell oil and natural gas in the United States are subject to extensive federal, state, local and tribal laws and regulations, including complex tax and environmental laws and the corresponding regulations, and are required to obtain various permits and approvals from federal, state, local and tribal agencies and authorities.  Our ability to obtain, sustain and renew the necessary permits and approvals from federal, state, local and tribal agencies and authorities on acceptable terms and without unfavorable restrictions or conditions is subject to a change in regulations and policies and to the discretion of the applicable governmental agencies or authorities, among other factors.  Possible regulation related to global warming and climate change could have an adverse effect on our operations and demand for oil and gas.

Risks Related to the Offering and Our Common Stock
The initial price of our common stock in this offering has been arbitrarily determined and bears no necessary relationship to our lack of earnings, the book value of our common stock or any other traditional criteria of value.  The initial offering price has been determined by negotiations between representatives of our management and certain selling shareholders and is based in part on the recent sales price of our common stock.  However, since no underwriter has been involved in the offering of our common stock in the past and no underwriter is involved in this offering, the price has not been negotiated at arm's length as might otherwise be the case.  Purchasers of our common stock in this offering have no assurance that they will be able to sell the common stock for a profit, or at all.

Our offering is being conducted on a "best efforts" basis, and there is no assurance that we will obtain the funding we need to explore our property, pay our administrative expenses or further our business plan.  No person or entity has agreed to purchase any or all of our common stock in this offering.  We will use our best efforts to find purchasers for the stock offered by us during the offering period.  There is no provision for creating an escrow or trust account or other similar arrangement for the proceeds of this offering.  All funds from the offering received by us will be immediately deposited into our bank account and available for all valid corporate purposes.  If we do not find qualified investors to purchase all of the stock offered under this prospectus, we may be forced to seek capital from other sources or curtail our business plan.  Investors in this offering have no assurance that the funding that we accept will be adequate for the purposes for which we have budgeted it.
Since no broker or dealer has committed to create or maintain a market in our stock, there is no assurance that our stock will be quoted in the OTC Bulletin Board or OTC Markets, and purchasers of our common stock may have difficulty selling their shares, should they desire to do so.  It is our intention to seek one or more broker-dealers to apply for quotation of our common stock on the OTC Bulletin Board or OTC Markets following the date of this prospectus.  However, we have no agreement with any broker-dealer at this time, and there is no assurance that we will be successful in finding one in the future. In addition, we believe that our stock will be characterized as a "micro-cap" security and therefore subject to increased scrutiny by FINRA.  A micro-cap security is generally a low priced security issued by a small company, or the stock of a company with low capitalization. If we are unable to obtain quotation of our common stock on the OTC Bulletin Board or OTC Markets, trading in our stock will be limited, and purchasers of our common stock may have difficulty selling their shares, should they desire to do so.
Our stock price may be volatile and as a result you could lose all or part of your investment. In addition to volatility associated with over-the-counter securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:
●	failure to successfully implement our business plan;
●	failure to meet our revenue or profit goals or operating budget;
●	decline in demand for our common stock;
●	sales of additional amounts of common stock;
●	downward revisions in securities analysts' estimates or changes in general market conditions;
●	investor perception of our industry or our prospects; and
●	general economic trends.

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at a fair price.

Investors in this offering will experience immediate substantial dilution of their investment.  As of March 31, 2014, our shareholders had acquired and retain a total of 14,764,750 shares of common stock for an aggregate investment of $2,331,000, including cash and the value assigned to certain assets transferred to our company, or an average price of $0.16 per share.  From April 1, 2014 through the date of this prospectus, the Company sold a total of 2,220,003 additional shares of common stock in a private placement for net proceeds of $1,110,002, increasing the average purchase price per share to $0.20.  This compares to a price of $1.00 per share for investors in this offering.  On a pro forma basis, after giving effect to the sale of 2,220,003 shares of common stock through August 12, 2014, our as-adjusted net tangible book value as of March 31, 2014 would have been approximately $2,354,888, or approximately $0.14 per share.  After giving effect to the sale of shares of our common stock in this offering, assuming a public offering price of $1.00 per share, after deducting estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of March 31, 2014 would have been $              , or $         per share.  Investors in this offering will therefore experience immediate dilution of their investment of $        or     % of their investment.

A small number of existing shareholders own a significant amount of our common stock, which could limit your ability to influence the outcome of any shareholder vote. Our executive officers and directors beneficially own approximately 45% of our common stock as of the date of this prospectus. Under our Articles of Incorporation and Colorado law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action.  As a result, these individuals shall strongly influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions. We have no existing agreements or plans for mergers or other corporate transactions that would require a shareholder vote at this time. However, shareholders should be aware that they may have limited ability to influence the outcome of any vote in the future.
The sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.  It is likely that market sales of large amounts of common stock (or the potential for those sales even if they do not actually occur) could cause the market price of our common stock to decline, if a trading market is ever established, which may make it difficult to sell our common stock in the future at a time and price which we deem reasonable or appropriate and may also cause you to lose all or a part of your investment. (See "SHARES ELIGIBLE FOR FUTURE SALE").
Since our common stock is not presently listed on a national securities exchange, trading in our shares will likely be subject to rules governing "penny stocks," which will impair trading activity in our shares.  Our common stock may be subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in penny stocks.  Those disclosure rules applicable to penny stocks require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document required by the SEC.  These rules also require a cooling off period before the transaction can be finalized.  These requirements may have the effect of reducing the level of trading activity in any secondary market for our common stock.  Many brokers may be unwilling to engage in transactions in our common stock because of the added disclosure requirements, thereby making it more difficult for stockholders to dispose of their shares. (See "MARKET INFORMATION").
FINRA sales practice requirements may also limit a shareholder's ability to buy and sell our stock.  In addition to the penny stock rules promulgated by the SEC, which are discussed in the immediately preceding risk factor, FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit the ability to buy and sell our stock and have an adverse effect on the market value for our shares.

Issuance of our stock in the future could dilute existing shareholders and adversely affect the market price of our common stock, if a public trading market develops.  We have the authority to issue up to 110,000,000 shares of stock, including 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, and to issue options and warrants to purchase shares of our stock without shareholder approval.  Because our common stock is not currently listed on an exchange, we are not required to solicit shareholder approval prior to issuing large blocks of our stock.  These future issuances could be at values substantially below the price paid for our common stock by investors in this offering.  In addition, we could issue large blocks of our stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval.  Because there is presently no trading market for our common stock, the issuance of our stock may have a disproportionately large impact on its price compared to larger companies.

The issuance of preferred stock in the future could adversely affect the rights of the holders of our common stock.  An issuance of preferred stock could result in a class of outstanding securities that would have preferences with respect to voting rights and dividends and in liquidation over the common stock and could, upon conversion or otherwise, have all of the rights of our common stock.  Our Board of Directors' authority to issue preferred stock could discourage potential takeover attempts or could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making these attempts more difficult or costly to achieve.
We have never paid dividends on our common stock and we do not anticipate paying any in the foreseeable future. We have not paid dividends on our common stock to date, and we may not be in a position to pay dividends for the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop our business plan and generate revenue from operations. Further, our initial earnings, if any, will likely be retained to finance our operations. Any future dividends will depend upon our earnings, our then-existing financial requirements and other factors, and will be at the discretion of our Board of Directors. (See "DIVIDEND POLICY").
Forward-Looking Statements
This prospectus contains statements that plan for or anticipate the future. Forward-looking statements include statements about our future business plans and strategies, statements about future revenue, profit and the receipt of working capital, and most other statements that are not historical in nature. In this prospectus, forward-looking statements are often identified by the words "anticipate," "plan," "intend," "believe," "expect," "estimate," and similar words or expressions. All statements other than statements of historical fact are forward-looking statements within the meanings of applicable securities laws. Because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. Prospective investors are urged not to put undue reliance on these forward-looking statements.
A few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific Risk Factors identified above, include:
●	Changes in the general economy affecting the disposable income of the public;

●	Changes in environmental law, including federal, state and local legislation;

●	Changes in drilling requirements imposed by state or local laws or regulations;

●	Terrorist activities within and outside the United States;

●	Technological changes in the oil and gas industry;

●	Acts and omissions of third parties over which we have no control;

●	Inflation and the costs of goods or services used in our operation;

●	Access and availability of materials, equipment, supplies, labor and supervision, power and water;

●	Interpretation of drill hole results and the uncertainty of reserve estimates;

●	The availability of sufficient pipeline and other transportation facilities to carry our production and the impact of these facilities on price;

●	The level of demand for the production of oil and gas; and

●	Changes in our business strategy.

The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by existing public companies, does not apply to our offering, as we are not previously registered as a public company.

USE OF PROCEEDS

We estimate that our net proceeds, after deducting the estimated expenses related to this offering will be $         .  However, since there is no minimum number of shares that must be sold to complete the offering, we have illustrated various amounts.  There is no assurance that we will sell any or all of the shares.  We intend to use the estimated net proceeds as follows:

	Amount of Proceeds(1)
Proposed use	$500,000	$1,000,000	$1,500,000	$2,000,000

Future Drilling and Leasing Activity	$–	$400,000	$900,000	$1,400,000

General and Administrative Expenses	$350,000	$350,000	$350,000	$350,000

Working capital	$150,000	$250,000	$250,000	$250,000

(1)	Excludes expenses of the offering, estimated at $75,000, including legal and accounting fees, printing and travel expenses.

The foregoing represents our current intentions based upon our current plans and business condition.  Management will have broad discretion in the application of our net proceeds from this offering, and the occurrence of unforeseen events or changes in business conditions could result in the application of our net proceeds from this offering in a manner other than as described in this prospectus.

Pending application in accordance with our plan of operation, the proceeds of this offering may be invested in temporary interest-bearing investments such as checking accounts, time deposits, certificates of deposit and short-term government obligations.  We do not intend to invest the proceeds of this offering in a manner that would subject us to regulation as an investment company for purposes of United States securities laws.

We will not receive any proceeds from the sale by the selling shareholders of shares of common stock pursuant to this prospectus.

MARKET FOR COMMON STOCK
AND RELATED STOCKHOLDER INFORMATION

Market Information

There currently exists no public trading market for our common stock.  However, following the date of this prospectus, we intend to identify one or more registered broker-dealers who might be interested in making application to FINRA to quote our common stock on the OTC Bulletin Board or OTC Markets. There can be no assurance that a public trading market will develop at that time, or be sustained in the future.  Without an active public trading market, you may not be able to liquidate your shares without considerable delay, if at all.  If a market does develop, the price for our securities may be highly volatile and may bear no relationship to our actual financial condition or results of operations.  Factors that we discuss in this prospectus, including the many risks associated with an investment in our stock, may have a significant impact on the market price of our common stock.  Also, because of the relatively low expected initial trading price of our common stock, many brokerage firms may be unwilling to effect transactions in the common stock.

Any market which may develop for our common stock will be affected by the offer and sale of securities by the selling shareholders, as well as future sales of securities. We currently have outstanding 16,984,753 shares of our common stock which may be sold under Rule 144 of the Securities Act.  See "SHARES ELIGIBLE FOR FUTURE SALE" for additional information.

Holders of our Common Stock

As of August 12, 2014, we had approximately 130 record holders of our common stock who collectively own 16,984,753 shares.

Penny Stock Rules

Due to the price of our common stock, as well as the fact that we do not expect our stock to be listed on a national securities exchange, our stock may be characterized as a "penny stock" under applicable securities regulations.  If our stock is or becomes a penny stock, we will be subject to rules adopted by the SEC and FINRA regulating broker-dealer practices in connection with transactions in penny stocks.  The broker or dealer proposing to effect a transaction in a penny stock must furnish the customer with a document containing information prescribed by rule and obtain from the customer an executed acknowledgment of receipt of that document.

The broker or dealer must also provide the customer with pricing information regarding the security prior to the transaction and with the written confirmation of the transaction.  The broker or dealer must also disclose the aggregate amount of any compensation received or receivable by him in connection with such transaction prior to consummating the transaction and with the written confirmation of the trade.  The broker or dealer must also send an account statement to each customer for which he has executed a transaction in a penny stock each month in which such security is held for the customer's account.  The existence of these rules may have an adverse effect on the price of our stock, and the willingness of certain brokers to effect transactions in our stock.

Transfer Agent

We currently act as our own transfer agent for our common stock. We anticipate hiring  an independent transfer agent in the future in the event that a public market for our stock develops.

Securities Authorized for Issuance Under Equity Compensation Plans

Our Equity Incentive Plan (also as referred to as the "Plan") was adopted to be effective November 30, 2012.  The Plan terminates by its terms on November 30, 2022.  Under the Plan, a total of 5,000,000 shares of common stock are reserved for issuance thereunder.  Set forth below is information as of December 31, 2013, with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Equity Incentive Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity Incentive Plan	2,000,000	$0.25	3,000,000

Under the Plan, incentive or non-qualified stock options and/or grants of restricted or non-restricted common stock may be issued to key persons.  Key persons include officers, directors, employees, consultants and others providing service to us.  The Plan was established to advance the interests of our company and our shareholders by affording key persons, upon whose judgment, initiative and efforts we may rely for the successful conduct of our businesses, an opportunity for investment in our company and the incentive advantages inherent in stock ownership in our company.  This Plan gives our board of directors broad authority to grant options and make stock grants to key persons selected by the board while considering criteria such as employment position or other relationship with us, duties and responsibilities, ability, productivity, length of service or association, morale, interest in us, recommendations by supervisors, and other matters, and to set the option price, term of option, and other broad authorities.  Options may be granted at a price determined by our board of directors in its sole discretion and may have a term up to 10 years.

Options granted under the Plan may generally be exercised by paying the exercise price to us in cash at the time of exercise.  In the event the exercise price is expected to exceed $2,000 in the aggregate, the board of directors may allow the option holder to surrender shares already owned by him or her in satisfaction of the exercise price, or by "attestation," where a portion of the shares underlying the option are surrendered in payment.

Options granted under the Plan give rise to taxable income to the recipient if the fair market value of the common stock on the date of grant is more than exercise price.  In that event, we would receive a corresponding deduction for tax purposes.  When a non-qualified option is exercised, the holder is subject to tax on the difference between the exercise price of the option and the fair market value of the stock on the date of exercise at ordinary rates.  We receive a corresponding deduction for income tax purposes in that case as well.  Recipients of stock grants are subject to tax on the fair market value of the stock on the date of grant and we receive a corresponding deduction.

Shares issued upon exercise of options or upon stock grants under the Plan are "restricted securities" as defined under the Securities Act unless a registration statement covering such shares is effective.  Restricted shares cannot be freely sold and must be sold pursuant to an exemption from registration (such as Rule 144) which exemptions typically impose conditions on the sale of the shares.

Federal Income Tax Consequences of the Grant and Exercise of Options

Certain of the federal income tax consequences applicable to the grant and exercise of non-qualified options and incentive options are as follows:

Non-Qualified Options.  There are no income tax consequences to the participant or to us when a non-qualified option is granted. When a non-qualified stock option is exercised, in general, the participant recognizes compensation, subject to wage withholding and income tax, equal to the excess of the fair market value of the common stock on the date of exercise over the exercise price. We are generally entitled to a deduction equal to the compensation recognized by the participant, assuming that the compensation satisfies the ordinary, necessary and reasonable compensation requirements for deductibility and that the deduction is not limited by Section 162(m) of the Code.

Incentive Options.  When an incentive option is granted, there are no income tax consequences for the participant or us. When an incentive option is exercised, the participant does not recognize income and we do not receive a deduction. The participant, however, must treat the excess of the fair market value of our common stock on the date of exercise over the exercise price as an item of adjustment for purposes of the alternative minimum tax. If the participant makes a "disqualifying disposition" of the common stock (described below) in the same taxable year the incentive option was exercised, there are no alternative minimum tax consequences.

If the participant disposes of our common stock after the participant has held it for at least two years after the incentive option was granted and at least one year after the incentive option was exercised, the amount the participant receives upon the disposition over the exercise price is treated as capital gain. We are not entitled to a deduction for this amount. If the participant makes a "disqualifying disposition" of common stock by disposing of common stock before it has been held for at least two years after the date the incentive option was granted and at least one year after the date the incentive option was exercised, the participant recognizes compensation income equal to the excess of:

●	the fair market value of common stock on the date the incentive option was exercised or, if less, the amount received on the disposition, over

●	the exercise price.

We are not required to withhold income or other taxes in connection with a "disqualifying disposition." We are generally entitled to a deduction equal to the compensation recognized by the participant, assuming that the compensation satisfies the ordinary, necessary and reasonable compensation requirements for deductibility and that the deduction is not limited by Section 162(m) of the Code.

Code Section 409A.  Section 409A of the Code provides that all amounts deferred under a nonqualified deferred compensation plan are currently includible in gross income to the extent they are not subject to a substantial risk of forfeiture and have not been taxed previously unless the plan satisfies both the plan document and operational requirements specified in Section 409A of the Code. If the deferred compensation plan fails to satisfy the requirements of Section 409A, all amounts deferred for the year of the failure and all preceding years (to the extent they are not subject to a substantial risk of forfeiture) are included in the gross income of the participant(s) affected by the failure. The amount included in gross income is also subject to an additional tax equal to 20% of that amount and to interest. Incentive options are not subject to Section 409A. We have structured the Plan and expect to administer the Plan with the intention that non-qualified options will qualify for an exemption from Section 409A of the Code.

Code Section 162(m).  Under Section 162(m) of the Code, we may be limited as to federal income tax deductions to the extent that total annual compensation in excess of $1 million is paid to our chief executive officer or any one of the four highest paid executive officers who were employed by us on the last day of the taxable year. However, certain "performance-based compensation," the material terms of which are disclosed to and approved by our shareholders, is not subject to this limitation on deductibility. We have structured the Plan with the intention that compensation resulting from options granted under the plan would be deductible without regard to the limitations otherwise imposed by Section 162(m) of the Code.

Dividend Policy

We have never declared or paid dividends on our common stock.  Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including the terms of any credit arrangements, our financial condition, operating results, current and anticipated cash needs and plans for expansion.  At the present time, we are not party to any agreement that would limit our ability to pay dividends.

Dilution

If you invest in our common stock, you will experience dilution to the extent of the difference between the price you pay per share in this initial public offering and the pro forma as adjusted net tangible book value of our common stock immediately after this offering.  Our net tangible book value as of March 31, 2014 was approximately $1,244,886, or approximately $0.08 per share.  Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of outstanding shares of our commons stock.  On a pro-forma basis, after giving effect to the sale of 2,220,003 shares of common stock subsequent to March 31, 2014, for net proceeds of $1,110,002, our as-adjusted net tangible book value as of March 31, 2014 would have been approximately $2,354,888, or approximately $0.14 per share without taking into effect any other changes in book value subsequent to that date.

After giving effect to the sale of shares of our common stock in this offering, assuming a public offering price of $1.00 per share, after deducting estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of March 31, 2014 would have been $              , or $         per share. This amount represents an immediate increase in our pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in our adjusted pro forma net tangible book value of approximately $         per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting the adjusted pro forma net tangible book value per share after the offering from the amount of cash that a new investor paid for a share of common stock.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed public offering price per share			$1.00

Historical net tangible book value per share as of March 31, 2014	0.08
Pro forma increase in historical net tangible book value per share attributable to the May 2014 private placement described above	0.06

Pro forma net tangible book value per share as of March 31, 2014	0.14
Increase in pro forma net tangible book value per share attributable to this offering

Adjusted Pro forma as adjusted net tangible book value per share after this offering		$
Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $1.00 per share would increase (decrease) the pro forma net tangible book value, by $         per share and the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated expenses payable by us.

The following table summarizes, on a pro forma basis as of March 31, 2014, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholder and by investors participating in this offering, after deducting estimated offering expenses, at an assumed initial public offering price of $1.00 per share, the price set forth on the cover of this prospectus.

	Shares Purchased			Total Consideration			Average price/
	Number	Percent		Amount	Percent		share
Existing stockholder	16,984,753		%	$3,441,002		%	$0.20
New investors

Total			%		$	%	$

The above discussion and tables are based on 14,764,750 shares of common stock issued and outstanding as of March 31, 2014, on a pro forma basis, after giving effect to the sale of 2,220,003 shares of common stock subsequent to March 31, 2014 and exclude 2,000,000 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014 at an exercise price of $0.25 per share.

BUSINESS AND PROPERTIES

Our History

We were organized in September 2012 under the laws of the State of Colorado to investigate, acquire and develop oil and gas properties in the Rocky Mountain and mid-continent region of the United States.  Since our inception, we have assembled a management team, raised operating capital, completed the acquisition of our first property and commenced our first drilling program.  See "Description of Properties", below, for a description of our first prospect.   The PetroShare management team includes an individual with significant experience in the oil and gas industry and other individuals with many years of executive experience in a variety of businesses.  See "Management."

We presently hold an interest in approximately 8,400 gross (1,100 net) leased acres in Moffat County, Colorado, which is known as the Buck Peak prospect.  We are the operator of two oil and/or gas wells on the Buck Peak Prospect currently in the process of being completed.  We have not received revenue from operations to date and are considered an exploration stage company for accounting purposes.

Current and Proposed Operations

In 2013, we completed the acquisition of one undeveloped oil and gas prospect, known as the Buck Peak prospect.  The prospect consists of interests in various parcels totaling approximately 8,400 gross acres, of which we have acquired approximately 1,100 net acres.  The majority of the net acres are located in Section 25 of Township 6 North, Range 90 West, Moffat County, Colorado.  Our largest working interest position is concentrated in one 672 acre section located at what we believe to be the crest of the Buck Peak Field structural feature.  That is where the two drilled wells, described below, are located.

In December 2013, we completed drilling and casing of two new wells on our Buck Peak prospect.  We sold a majority of the working interest in those wells and currently own a 25% working interest.  Both wells were successfully drilled and cased.  Drilling of the first well (Kowach #3-25) commenced on November 6, 2013.  On November 26, 2013, after reaching a true vertical depth of approximately 7,900 feet, we and our working interest partners made the decision to run production liner in order to complete the well in the future following completion of the drilling program and move the rig to commence drilling on the second well (Voloshin #3-25).  We are the operator of the wells pursuant to participation agreements and standard form AAPL Form 610 Operating Agreement with our working interest partners.  Three other companies, not affiliated with us, are participating in the drilling operations.

As of March 31, 2014, we and our working interest partners had spent approximately $5.2 million on the two wells and expect to incur additional expenses of approximately $1.3 million to complete the wells.  Both wells encountered significant oil shows in the Niobrara Formation and preliminary analysis of the drilling record and well logs indicate the potential for multiple pay zones between the two wells.  We commenced stimulation and completion efforts in May 2014.  Fracture stimulations were completed and we are currently evaluating the results.

On May 5, 2014 we entered into a Settlement Agreement and Mutual General Release ("Settlement Agreement") with one of our former working interest partners which was delinquent in its obligations to pay for drilling and completing the two wells that we have started.  Under the Settlement Agreement, the delinquent partner agreed to surrender its working interest for total payment of $1,142,237 by us. We made a non-refundable payment of $100,000 upon entering into the Settlement Agreement and the final payment of $1,042,237 on June 16, 2014.  Under the terms of the Settlement Agreement, the delinquent partner surrendered its rights under the participation agreement and the joint operating agreement after final payment was made by us.  In connection with this Settlement Agreement, we and our three remaining working interest partners purchased additional interests in the two wells such that these three partners now own 75% of the working interest in the two wells and we retain 25%.  Under the Settlement Agreement, neither party admitted liability to the other and agreed to mutual releases that became effective upon delivery of the final payment.

Our plan of operation for the remainder of 2014 is to complete multiple zones in each of the two wells on the Buck Peak prospect, evaluate results of those completion efforts, investigate drilling of additional wells on that prospect and investigate and evaluate acquisitions of other oil and gas acreage.  We conducted preliminary completion work on the two wells in January and February 2014, under an authorized waiver from stipulations in our drilling permit which require a moratorium to accommodate local wildlife.  The preliminary work was designed to test reservoir pressure and develop an appropriate stimulation program.  With the preliminary completion work and analysis of drilling records from 2014, we resumed completion work in May 2014, following expiration of the permit moratorium.  Our goal is to put the first of the wells on production by the end of 2014.  Any cash flow that may result from the initial drilling program will be used to offset general and administrative expenses and fund additional capital programs.

The two wells in which we have participated to date represent the first of what might be an extended program on the Buck Peak prospect.  The objectives of the first two wells were to employ modern drilling and logging practices in order to define potential Niobrara production zones, determine reservoir pressures and well bore spacing, and employ modern completion techniques.  Our ultimate goal is to develop incremental oil and gas reserves as we endeavor to build our portfolio.

Upon the completion of the two wells, we plan to analyze geophysical, production and pressure data to determine if additional infill wells are warranted and if so, determine if the current 80 acre spacing pattern for the Niobrara will optimize reserve recoveries.  In addition, if any other productive zones are delineated, we plan to address the appropriate spacing pattern at that time.  Under the current spacing pattern for the Niobrara, we may have up to six additional wells (eight total) which could be drilled in the targeted section.

We have additional minor working interests in acreage (less than 10%) which is governed by a joint operating agreement designating Southwestern Energy as successor to Quicksilver Resources, Inc. and/or SWEPI LP as the operator.  Under the provisions of this agreement, Southwestern is the operator and is permitted to propose one or more wells on the acreage covered by the agreement, following which we would be permitted to participate at our election.  If we elect to participate, we would be required to pay our proportionate share of the costs and expenses, and would be entitled to a proportionate share of any production, from those wells.  No wells have been proposed by Southwestern under this agreement as of the date of this prospectus.

We have in the past and expect to continue in the future, investigating opportunities to acquire additional oil and gas acreage in the area proximate to the Buck Peak prospect.  The Niobrara shale formation is undergoing significant development in both Wyoming and parts of northern Colorado, and we hope to encounter opportunities in this region.  Our objective will be to acquire leaseholds and properties with a 24 to 36 month development timeline.  Depending on opportunities presented to us, we may endeavor to acquire additional undeveloped acreage or one or more producing properties.  However, due to our limited personnel and working capital, such opportunities may be limited.

The Niobrara formation is a shale rock formation varying from approximately 200 to 1,500 feet in thickness and extending from Canada to New Mexico, but the vast majority of the oil and gas concentration is in Colorado and Wyoming.  The formation generally slopes downward from east to west, from Kansas to western Colorado, from depths of approximately 2,500 feet to 8,000 feet below the surface.  Oil and gas companies have been producing resources from the Niobrara for over 100 years, but horizontal drilling techniques and hydraulic fracturing have only recently opened up increased production opportunities in the Niobrara formation.

We anticipate that we will need to raise additional funding in the next 12 months to continue our business operations.  While we believe our existing capital and liquidity will be sufficient for general and administrative expenses during that time, we will need additional capital for additional drilling and leasing activities.  The amount we invest in drilling and leasing will depend on, among other factors, opportunities presented to us and the success of this offering.  The most significant of our future capital requirements include (i) costs to acquire additional acreage; (ii) cost to drill additional wells; (iii) approximately $46,000 per month for salaries and other corporate overhead; (iv) legal and accounting fees for the filing the registration statement of which this prospectus is a part; and (v) approximately $16,000 per month in legal and accounting fees associated with our anticipated status as a public company required to file reports with the SEC.  We anticipate funding for these projected expenses from proceeds from the sales of our common stock via our most recent private placement, this offering or from additional private equity offerings or anticipated revenue from drilling activities.

Joint Operating Agreement and Participation Agreements

We are the designated operator of the acreage in Section 25 and are registered with the COGCC as an operator of oil and gas wells and properties in the State of Colorado and have posted the appropriate bonds to support our activities.  We have entered into an operating agreement with our working interest partners which provides, among other things, each partner is responsible for paying its proportionate share of costs and expenses in connection with drilling the two wells.  As operator, we are an independent contractor not subject to the control or direction of our other working interest partners except as to the type of operation to be undertaken as provided in the operating agreement.  Further, we are responsible for hiring employees or contractors to conduct operations, taking custody of funds for the account of all working interest partners, keeping books and records relating to operations, and filing operational notices, reports or applications required to be filed with governmental bodies having jurisdiction over operations.  Our liability to the other working interest partners for losses sustained or liabilities incurred are limited to losses incurred as a result of our gross negligence or willful misconduct.

Certain participation agreements that we have with our working interest partners establish an area of mutual interest ("AMI") surrounding the drill sites.  If either party to a participation agreement acquires one or more leases within the AMI, such partner is required to offer the other party the right to participate in the lease in proportion to the percentage specified in the agreement.  Such right continues for a period of two years and so long thereafter as oil and/or gas are produced in paying quantities from the wells.

Buck Peak Acquisition

We completed the acquisition of the Buck Peak prospect in April 2013.  We paid $565,310 in cash and issued 67,000 shares of our common stock valued at $67,000 for this acreage.  We paid the entire purchase price from our working capital.

We currently have lease agreements covering the Buck Peak prospect covering approximately 8,400 gross acres and 1,100 net acres.  The prospect is located in Northwest Colorado, south of the town of Craig, in Moffat County.  Access to the leases is by paved and dirt country roads and private road access.  These leaseholds are held under "paid-up" fee leases.  All of the acreage is held by oil and gas leases with varying expiration dates, some with options to extend ranging from one to five years, and landowner and other royalties ranging from 20 to 22-1/2%.  The leases covering Section 25, where our drilling efforts are currently focused, are held by current drilling and completion efforts and are burdened with total royalties of approximately 22%.  However, the leases can be held indefinitely by production.

Unless production is established within the spacing units covering the undeveloped acreage, the leases for such acreage will eventually expire.  These leases are scheduled to expire, including potential extensions, at various times beginning in October 2014 and continuing through 2019.  If our leases expire in areas we intend to explore, we will have to negotiate the price and terms of lease renewals with the lessors. The costs to renew such leases may increase significantly, and we may not be able to renew such leases on commercially reasonable terms, or at all.

The Buck Peak prospect is located in and around wells drilled in the Buck Peak Field area discovered in the late 1950's and developed off and on through the early 1970's.  The Buck Peak field has produced over 6.0 MMBOE from the Niobrara since its discovery and still has active wells producing which are over 40 years old.  The original discovery and development wells drilled in the late 1950's and early 1960's on the prospect acreage have been plugged and abandoned.  Production records for these old wells maintained by the COGCC indicate that they were still capable of producing economic amounts of oil and gas at the time they were abandoned in 1994.

The following map illustrates the general location of the Buck Peak prospect in the State of Colorado and in relation to the estimated extent of the Niobrara Shale formation:

platform
Sandy Bend arch
Moxa arch
Green River Basin
Rock Springs uplift
Great Divide Basin
Wamsutter arch
Western limit of Niobrara Formation from Sadlow and others (1994)
Washakie Basin
Cherokee ridge
Sand Wash Basin
24,000
20,000
16,000
12,000
8,000
4,000
UT
CO
WY
Southwestern Wyoming Province
Outcrop of Niobrara Formation and equivalent strata
Niobrara TPS 503703
Niobrara Continuous Oil AU 50370361
Gas well
Oil well
0 10 20 30 40 Miles
Buck Peak

The primary drilling objective in this area is oil production from the fractured Niobrara Formation.  The area has seen resurgence in drilling activity over the past 36 months in conjunction with drilling success in the Niobrara in the DJ Basin, on the front range of Colorado.  Active operators in the area have included SWEPI, Gulfport Energy Corp (NYSE GPOR), Axia Energy Partners and others.  However, in August 2013, Shell announced its decision to commercialize its assets in the Sand Wash Basin in Moffat and Routt Counties, Colorado as well as other assets in the United States by marketing those assets for sale.  Southwestern Energy Co. recently announced that it completed its purchase of 312,000 acres jointly owned by SWEPI and Quicksilver in the Sand Wash Basin.

Secondary objectives consist of coal bed methane and conventional natural gas from the Iles formation and the deeper Morapas Sand.

There are existing active natural gas gathering lines in the Prospect area.  These lines connect to a processing plant in the Buck Peak area.  The condition and capacity of these lines and the processing facility is uncertain at this time.  However, initial investigations indicate that capacity exists in these facilities.

The availability of a ready market for our oil and gas depends upon numerous factors beyond our control, including the extent of domestic production and importation of oil and gas, the relative status of the domestic and international economies, the proximity of our properties to gas pipeline systems, the capacity of those systems, the marketing of other competitive fuels, fluctuations in seasonal demand and governmental regulation of production, refining, transportation and pricing of oil, natural gas and other fuels.

Regulatory Environment

The production and sale of oil and gas are subject to various federal, state and local governmental regulations, which may be changed from time to time in response to economic or political conditions.  Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties, taxation and environmental protection.  Many laws and regulations govern the location of wells, the method of drilling and casing wells, the plugging and abandoning of wells, the restoration of properties upon which wells are drilled, temporary storage tank operations, air emissions from flaring, compression, the construction and use of access roads and the disposal of fluids used in connection with operations.  From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas.  Changes in these regulations could have a material adverse effect on the company.

The failure to comply with any such laws and regulations can result in substantial penalties.  In addition, the effect of all these laws and regulations may limit the amount of oil and gas we can produce from our wells and may limit the number of wells or the locations at which we can drill.  Although we believe we are in substantial compliance with current applicable laws and regulations relating to our oil and gas operations, we are unable to predict the future cost or impact of complying with such laws and regulations because such laws and regulations are frequently amended or reinterpreted.

As the operator of Buck Peak prospect, we are responsible for obtaining all permits and government permission necessary to operate the property.  We must obtain permits for any new wells that are drilled.  However, we do not expect that such permits or other regulations will be a material impediment to the operation of our business.

In February 2013, the COGCC passed extensive rule changes providing perhaps the most stringent oil and gas regulations in the country, including statewide requirements, commonly known as setbacks, from wells and production facilities, to various structures.  In addition, certain Colorado cities, including Fort Collins, Boulder, and Lafayette have voted to ban hydraulic fracturing.  Currently, in Colorado there are eleven (11) proposed ballot initiatives that could subject the oil and gas industry to even greater restrictions and regulatory uncertainty.  The ballot initiatives include increased statewide setback distances greater than those currently mandated by the COGCC, as well as proposals for local government control of oil and gas operations.  In an effort to address these potential ballot initiatives, Governor John Hickenlooper has proposed a draft bill to certain stakeholders in the environmental community and the oil and gas industry, whereby local governments would be given control over certain elements of oil and gas operations within their respective jurisdictions.  It is possible that the Colorado legislature may convene a special legislative session during the summer of 2014 to address a potential bill on local control of oil and gas operations.  If a ballot initiative or a bill is passed to give local control of oil and gas operations, the local municipalities in Colorado may create rules restricting the use of hydraulic fracturing that would affect our operations, increase our costs of exploration and production and limit the quantity of natural gas and oil that we can economically produce to the extent that we use hydraulic fracturing.

Competition

The oil and gas industry is highly competitive.  Our competitors and potential competitors include major oil companies and independent producers of varying sizes which are engaged in the acquisition of producing properties and the exploration and development of prospects.  Most of our competitors have greater financial, personnel and other resources than we do and therefore has greater leverage with respect to acquiring prospects and producing oil and gas.  We believe a high degree of competition in this industry will continue for the foreseeable future.

Intense competition in the industry is not limited to the acquisition of oil and gas properties but also extends to the technical expertise to find, advance, and operate such properties, the labor to operate the properties, and the capital for the purpose of funding such properties.  Our inability to compete with other companies for these resources may have a material adverse effect on our results of operation and business.

Company Facilities

Our executive and administrative offices are currently located at 7200 South Alton Way, Suite B-220, Centennial, CO 80112, where we lease approximately 1,400 square feet.  Rent is payable at the rate of $1,933 per month with contractual annual escalations for a term which extends until June 2016.  We believe this space is adequate for our needs for the foreseeable future.

Employees

PetroShare currently has two employees, including its Chief Executive Officer and President.  It also engages a number of independent contractors to supplement the services of its employees, including geologic, marketing and software development consultants, drilling contractors, attorneys and accountants.  We believe our relations with our employees and vendors are outstanding.

Legal Proceedings

Neither the Company nor any of its officers or directors in their capacity as such is a party to any pending legal proceeding and no such proceeding is contemplated to the best of their knowledge and belief.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This section contains forward-looking statements that involve risks and uncertainties as further described on page 18 of this prospectus.

Overview

The following discussion summarizes our plan of operation for the reminder of the fiscal year.  It also analyzes (i) our financial condition at March 31, 2014 and December 31, 2013 and compares it to December 31, 2013 and December 31, 2012, respectively, and (ii) our results of operations for the quarters ended March 31, 2014 and 2013 and the year ended December 31, 2013 and the period ended December 31, 2012.  This discussion and analysis of financial condition and results of operation should be read in conjunction with the financial statements and related notes included in this prospectus and with the understanding that the actual future results may be materially different from what we currently expect.

We were organized in September 2012 under the laws of the State of Colorado to investigate, acquire and develop oil and gas properties in the Rocky Mountain and mid-continent region of the United States.  Since our inception, we have assembled a management team, raised operating capital, refined our business plan, completed the acquisition of our first property, and commenced exploration and development of this property.  Currently, two exploratory wells have been drilled and are undergoing completion and testing activities.

Upon the completion of the two initial wells, anticipated for the fall of 2014, we and our working interest partners plan to analyze geophysical, production and pressure data to determine if additional infill wells are warranted on the property and if so, determine if the current 80 acre spacing pattern for the property will optimize reserve recoveries.  In addition, if any productive zones besides the Niobrara are delineated, we plan to address the appropriate spacing pattern at that time.  Under the current spacing pattern for the property, we may have up to six additional wells (eight total) which could be drilled in the targeted section.

We remain in the development stage for accounting purposes at March 31, 2014 under criteria established by the SEC since we have not yet demonstrated the ability to generate revenue sufficient to fund operations.  We expect to remain as a development stage company for the foreseeable future, although we hope to achieve some revenue from our drilling activity in 2014.  We account for our oil and gas costs using the successful efforts accounting method.  Under the successful efforts method, lease acquisition costs and intangible drilling and development costs on successful wells and development dry holes are capitalized.  Costs of drilling exploratory wells are initially capitalized, but charged to expense if and when a well is determined to be unsuccessful.

Plan of Operation

Our plan of operation for the next 12 months includes completing the two Niobrara oil and gas wells that we started in 2013 in the Buck Peak Prospect and to evaluate opportunities to acquire other interests in oil and gas properties in the region.  The first well was drilled vertically and the other well directionally to allow a reasonable offset distance and test what we believe to be separate, undrained, fractured reservoir zones.  We financed the drilling and completion costs for the first two wells through the sale of working interests and three private placements of our equity.

We initially sold all but 10% of the working interests in the first two wells to four working interest partners, including a 30% working interest to a third party with which we contemplated a merger.  If the contemplated merger did not close, the counterparty's interest decreased to 25%, with our interest in the wells increasing to 15%.  On March 10, 2014, we notified the counterparty to the proposed merger that it owed certain funds for its share of the drilling and/or completion costs of the two wells. Shortly thereafter, we notified the counterparty in writing that we terminated the Letter of Intent and all negotiations for the proposed merger.  Subsequently, the counterparty alleged claims against us regarding the proposed merger and costs owed for completion of the wells.

Pursuant to the Settlement Agreement we paid the counterparty a total of $1,142,237, with the final payment of $1,042,237 on June 16, 2014 for surrender of its working interest in the two wells. Concurrently with this Settlement Agreement, we and our three remaining working interest partners purchased additional interests in the two wells such that these three partners own 75% of the working interest in the two wells and we retain 25%.

If exploration efforts at the Buck Peak Prospect proceed as anticipated, we expect to begin producing oil and gas some time in the second half of 2014.  Under the terms of the participation agreements, we are required to pay our proportionate share of the costs of the wells.  Accordingly, the ultimate success of our business plan depends on our ability to generate sufficient revenue from the sale of produced oil and gas to cover fixed and variable expenses.  Moving forward, we believe the major components of our fixed expenses will include executive compensation, general office expenses, and legal and accounting fees, which we anticipate will be similar to our fixed expenses for the quarter ending March 31, 2014 (see further discussion in "Liquidity and Capital Resources").  We anticipate that the variable expenses will primarily include acquiring acreage and costs of drilling activities.  Any cash flow that may result from the initial drilling program will likely be used to offset general and administrative expenses and fund additional drilling programs and acquisitions.  We are unable to predict whether we will have any cash flow from operations unless and until the wells are completed and producing oil and/or gas and even then it may be difficult to predict with a high degree of accuracy.

Assuming the receipt of cash flow from the initial wells being drilled on the Buck Peak Prospect as discussed above and the delineation of economic Niobrara zones and spacing, we anticipate undertaking an active leasing and acquisition program beginning in late 2014, targeting what we believe to be geologically desirable areas of the Niobrara formation.  We plan to obtain permits for and drill up to 3 additional gross wells (0.75 net wells) in 2015 and an additional 3 gross wells (0.75 net wells) in 2016 in the Buck Peak Prospect area.  Our plan is subject to the continued positive economic results of any wells previously drilled and completed and may be modified substantially to redirect capital into new opportunities which we believe may yield better value for our shareholders.  We anticipate that any future wells will have reduced costs as compared to the costs of the initial two wells.  We plan to finance these activities through the sale of private or publicly financed equity and the sale of working interests, as we intend to retain no more than 25% working interest in any well.

Based on our presence in the Buck Peak Prospect area, we may also participate as a non-operator in the drilling of additional wells by virtue of our working interest position in the Buck Peak Prospect area.  Other operators known to be active in the area include Southwestern Energy, Peakview Oil Co., and Axia Resources.

In addition, we may have acquisition opportunities in other areas undergoing active development of the Niobrara formation, including but not limited to areas in Wyoming and the northern DJ Basin in Colorado.  Our objective will be to acquire leasehold and properties with a 24 to 36 month development timeline.  However, without sufficient cash flow from the initial wells being drilled on the Buck Peak Prospect, there may be an absence of working capital to fund future capital expenditures.  Thus, funding for further exploration and/or development activities may come from additional equity offerings, although no specific commitments have been made.  If we are unable to obtain such financing, we may be forced to forego participation in an opportunity for continued development activity or to acquire an interest in other oil and gas properties in the future.

We have additional minor working interests in acreage offsetting the Buck Peak Prospect (less than 10%) which is governed by a Joint Operating Agreement designating Southwestern Energy as successor to Quicksilver Resources, Inc. as the operator.  If and when the operator decides to drill on the acreage in which we own this working interest, we would make a decision about whether to incur the costs of participation.

As of March 31, 2014, we had working capital of $466,560. Although difficult to anticipate our exact capital requirements, we may require additional capital in the next 12 months for our general and administrative expenses and to participate in other acquisition opportunities.  We intend to explore additional offerings of our equity to finance these expenses.

Company Development Philosophy.  As a general rule, we do not intend to pursue projects that require extensive research and development activities as they relate to drilling and completion practices.  However, we will undertake what we believe are cost efficient efforts to understand the potential producing zones in the Niobrara as it manifests in the Buck Peak area with an ultimate objective of delineating a regional resource play similar to those being actively developed in the Power River Basin of Wyoming and Colorado Front Range.  We will endeavor to monitor and evaluate the drilling and completion techniques of larger operators in the area (i.e., Southwestern and Axia) and to emulate those techniques that appear to be yielding the best economic results, optimizing them where management believes there is an opportunity.  We plan to utilize modern, high resolution 2D and 3D seismic surveys to define target area drilling locations where warranted.  We intend to be environmentally responsible and minimize our development footprint while maximizing shareholder value.

Prospect Acquisition & Growth Philosophy.  Our philosophy is to utilize our knowledge of target areas, which we believe to be geographically desirable based on our in-house database that indicates extensive natural fracturing of the Niobrara.  We expect to then pursue options to acquire small, focused acreage positions (5,000 to 20,000 acres), rather than amassing large, roaming acreage holdings.  Prospect acquisitions will be delineated by our geologic data base, integrating current well control and then be covered with modern seismic, modeled after known producing area seismic signatures.  We believe this strategy will promote the drilling of economically productive vertical and directional wells with little or no post drilling stimulation required.  However, we will apply modern stimulation technology where we believe it will economically increase reserve recovery and enhance shareholder value.

We intend to generate prospects internally by utilizing our proprietary database to narrow target areas and leverage the expertise and industry contacts of our officers and directors.  Our database was developed internally over time by our President.  However, acquisitions from third parties of production and/or exploration and development acreage positions will be considered.  Third-party opportunities must be reviewed by our management team and meet the criteria that our own internally generated prospects must meet.

The following summarizes the general criteria expected to be used for acquisitions:

●	Initial identification of acreage positions will be from past knowledge, our existing database and new area activities;

●	Any decision to pursue or abandon a particular prospect will be based on a review of the available information such as surface and subsurface geological parameters, reservoir quality, proximity to production facilities, hydrocarbon quality, proximity and quality of oil and gas shows, accessibility to the market, as well as the size of the project;

●	The next step will be to determine the availability of additional public or proprietary data that may be purchased or obtained, such as existing seismic and geochemical data, historical production and well log interpretations;

●	Next we will make an economic analysis to determine feasibility and economic return potential, using a sensitivity analysis varying costs and recoverable reserves scenarios, applying various discounts to the then current commodity price strip, factoring in area basis differentials and transportation costs; and

●	If deemed economical, we will pursue the acquisition of the land by lease, seismic option or by tendering offers for qualifying properties.

In any event, we expect that we will take steps to reduce our risk in any one particular property by syndicating a portion of the prospect areas to our Area of Mutual Interest partners, and/or other independent third parties.

Liquidity and Capital Resources

Overview

All of our capital resources to date have been provided exclusively through the sale of equity securities, prospect fees received from working interest partners, and drilling advances from working interest partners.  From inception (September 4, 2012) through March 31, 2014, we received $2,264,000 in sale of our common stock to accredited investors including $12,000 from our founders in exchange for common stock.  From inception through March 31, 2014, we received $450,000 in prospect fees from the sale of working partner interests as well as $3,844,021 in drilling advances from these partners.  Since we are an exploration stage company and have not generated any cash from operations, we have relied on the sale of equity as well as the sale of working interests and associated drilling advances to fund all of our capital needs.

We anticipate that we will need to raise additional funding in the next 12 months to continue our business operations. While we believe our existing capital and liquidity will be sufficient for general and administrative expenses during that time, we will need additional capital for additional drilling and leasing activities.  The amount we invest in drilling and leasing will depend on, among other factors, opportunities presented to us and the success of this offering. The most significant of our future capital requirements include (i) costs to acquire additional acreage; (ii) cost to drill additional wells; (iii) approximately $46,000 per month for salaries and other corporate overhead; (iv) legal and accounting fees for the filing this registration statement; and (v) approximately $16,000 per month in legal and accounting fees associated with our anticipated status as a public company required to file reports with the SEC.  We anticipate funding for these projected expenses from proceeds from the sales of our shares of common stock via our most recent private placement, this offering or from additional private equity offerings or anticipated revenue from drilling activities.

Working Capital

As of March 31, 2014, we had working capital of $466,560 comprised of current assets of $594,591 and current liabilities of $128,031.  This represents a decrease of $655,596 from the working capital of $1,122,156 as of December 31, 2013.  Our cash decreased significantly from December 31, 2013 to March 31, 2014, as we paid costs associated with drilling our first two wells.  Joint interest billing receivable also decreased significantly.  Liabilities accrued during the prior quarter for drilling costs decreased significantly for the same reason.

Cash Flows

Quarter Ended March 31, 2014 Compared to March 31, 2013

Operating Activities

Net cash used in operating activities during the quarter ended March 31, 2014 was $2,137,290 compared to $16,726 during the prior period, representing an increase of $2,120,564.  The increase in net cash used by operating activities is attributable to decreases in accounts payable and accrued liabilities of $1,747,208 and drilling advances of $663,560 in the 2014 period, offset by decreases in joint interest billing receivable of $417,308 and bad debt expense of $424,591 associated with drilling our first two wells.  We had no drilling activity in the 2013 period.

Investing Activities

Net cash used in investing activities during quarter ended March 31, 2014 was $101,698 compared to $38,755 during the prior period, representing an increase of $62,943.  During the 2014 period, we paid $101,698 for our share of the development of our properties with no amounts paid for the acquisition of properties.  During the prior period, we paid $37,128 for the acquisition of properties with no development activity.

Financing Activities

During the quarter ended March 31, 2014, there was no financing activity compared to net cash provided by financing activities of $1,127,000 during the prior period.  This activity related to the sale of 2,254,000 shares of our common stock at a price of $0.50 per share.

Fiscal Year Ended December 31, 2013 Compared to December 31, 2012

Operating Activities

Net cash provided by operating activities during the year ended December 31, 2013 was $1,041,564.  This represents an increase of $1,048,382 from the net use of $6,818 during the prior period.  The increase in net cash provided by operating activities in 2013 is attributable to our receipt of drilling advances of $663,560 and an increase in accounts payable of $1,876,094. However, this increase in cash from operating activities was offset by increases in our joint interest billing receivable of $981,575. For the prior period we had no accounts payable, drilling advances, or joint interest billing receivable.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2013 was $609,735.  We did not have any investing activities in 2012 as we only commenced operations in September 2012.  During 2013, we spent $605,350 on acquisition and development of our oil and gas properties including the acquisition of our interest in the Buck Peak Prospect for which we paid $565,310 in cash and stock and payments of $40,040 for the development of that prospect.

Financing Activities

During the year ended December 31, 2013, we received $2,252,000 from the sale of 4,504,000 shares of our common stock at a price of $0.50 per share.  During the prior period, we received $12,000 from our founders for 12,000 shares of our common stock.

Capital Expenditures

As of March 31, 2014, we did not have any material commitments for capital expenditure obligations.

Results of Operations

Quarter Ended March 31, 2014 Compared to March 31, 2013

Overview:  For the quarter ended March 31, 2014, we reported a net loss of $575,221, or $0.04 per share, compared to a loss during the prior period of $89,234, or $0.01 per share.  We did not report any revenue in either period.  We began operations on September 4, 2012, thus our activities were limited during the prior period to activities such as fundraising, formulating our business plan and investigating oil and gas properties.

Lease operating and production tax expenses.  During the quarter ended March 31, 2014, we incurred lease operating expense and production tax of $27 compared to $nil in the prior period.

General and administration expenses:  We incurred general and administrative expenses of $150,371 during the quarter ended March 31, 2014 compared to $68,475 in the prior period, representing an increase of $81,896.  This increase is attributed to increases in salary and wage expenses, legal expenses, and accounting fees during the current period compared to limited activity in the prior period as we were commencing operations.

Depreciation, depletion, amortization, and accretion expense.  During the quarter ended March 31, 2014, we incurred depreciation expense of $241 compared to $nil in the prior period related to the deprecation of our property, plant, and equipment assets.

Exploration costs.  During the quarter ended March 31 2014, we incurred no exploration costs compared to $20,759 in the prior period.  The expenses in the prior period related to investigation of the Buck Peak prospect.

Bad debt expense.  During the quarter ended March 31 2014, we incurred bad debt expense of $424,591 compared to $nil in the prior period related to certain amounts owed from one of our working interest partners.  Subsequent to March 31, 2014 and pursuant to the Settlement Agreement, the working interest partner owing these amounts surrendered its interest in the well, and we and the three remaining working interest partners acquired the surrendered interest.

Interest income.  During the quarter ended March 31, 2014, we recognized interest income of $9 compared to $nil in the prior period.

Fiscal Year Ended December 31, 2013 Compared to December 31, 2012

Overview:  For the year ended December 31, 2013, we reported a net loss of $504,075, or $0.04 per share, compared to a loss from inception through December 31, 2012 of $699,658, or $0.40 per share.  We did not report any revenue in either period.  We did not begin operations until September 4, 2012, thus we reported only a partial year of operating activity during 2012.  Our activities during that time were limited to raising money, formulating our business plan and investigating oil and gas properties.

Lease operating and production tax expenses.  During the year ended December 31, 2013, we incurred lease operating expense and production tax of $253 compared to $nil in the prior period.

General and administration expenses:  We incurred general and administrative expenses of $473,668 during the year ended December 31, 2013 compared to $699,658 in the prior period, representing a decrease of $225,990.  This improvement is attributed to non-cash stock based compensation expense of $692,840 in 2012 with no similar expense recognized in 2013, offset by increases in 2013 of salary and wage expenses, legal expenses, and accounting fees.  The legal and accounting fees in 2013 included significant expenses associated with the proposed business combination that was terminated on March 12, 2014 and the subsequently negotiated Settlement Agreement.

Depreciation, depletion, amortization, and accretion expense.  During the year ended December 31, 2013, we incurred depreciation expense of $631 compared to $nil in the prior period related to the deprecation of our property, plant, and equipment assets.

Exploration costs.  During the year ended December 31, 2013, we incurred exploration costs of $29,537 compared to $nil in the prior period.

Interest income.  During the year ended December 31, 2013, we recognized interest income of $14 compared to $nil in the prior period.

Off-Balance Sheet Arrangements

As of March 31, 2014, we had no off-balance sheet arrangements of the type required to be disclosed by Item 303(a)(5) of Regulation S-K.

JOBS Act Emerging Growth Company

We are an "emerging growth company" as defined in the JOBS Act. We will remain an "emerging growth company" until the earliest to occur of (1) the last day of the fiscal year during which our total annual revenues equal or exceed $1 billion (subject to adjustment for inflation), (2) the last day of the fiscal year during which occurs the fifth anniversary of our initial public offering, (3) the date on which we have, during the  previous three-year period, issued more than $1 billion in non-convertible debt, or (4) the date on which we are deemed a "large accelerated filer" under the Exchange Act.

As an "emerging growth company," we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to the following:

●	not being required to obtain an auditor attestation under Section 404(b) of the Sarbanes Oxley Act;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and from holding a vote for stockholder approval of any golden parachute payments not previously approved;

●	presenting not more than two years of audited financial statements to make our registration statement effective with respect to an initial public offering;

●	delaying adoption of new and revised accounting standards until those standards would otherwise apply to private companies; and

●	providing executive compensation disclosure under Item 402 of Regulation S-K to the extent required by smaller reporting companies as defined by rule of the SEC.

Certain exemptions described above are also available to us as a smaller reporting company.  Specifically, the reduced disclosure obligation regarding executive compensation under Item 402 of Regulation S-K, presenting not more than two years of audited financial statements, and not being required to obtain an auditor attestation under Section 404(b) of the Sarbanes Oxley Act are the same for an "emerging growth company" such as ours that qualifies as a "smaller reporting company."

Section 102(b) of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we are not required to adopt any new or revised accounting standards on the relevant dates when adoption of such standards are required for other public companies.

Critical Accounting Policies

Certain of our accounting policies are important to the portrayal of our financial condition and results of operation, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.  Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances.

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an "emerging growth company" we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards, if new or revised accounting standards are adopted in the future.

We believe that application of the following accounting policies, which are critical to our financial position and results of operations, requires significant judgments and estimates on the part of management.  Our accounting policies are discussed in detail in Note 1 of the Notes to Financial Statements included in this prospectus.

Oil and Gas Properties

Proved.  The Company follows the successful efforts method of accounting for its oil and gas properties.  Under this method of accounting, all property acquisition costs and development costs are capitalized when incurred and depleted on a units-of-production basis over the remaining life of proved reserves and proved developed reserves, respectively.  Costs of drilling exploratory wells are initially capitalized but are charged to expense if the well is determined to be unsuccessful.

We assess our proved oil and gas properties for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable.  The impairment test compares undiscounted future net cash flows to the assets' net book value.  If the net capitalized costs exceed estimated future net cash flows, then the cost of the property is written down to fair value.  Fair value for oil and gas properties is generally determined based on discounted estimate of future net cash flows.  Impairment expense for proved properties is reported in exploration and impairment expense.

Net carrying values of retired, sold or abandoned properties that constitute less than a complete unit of depreciable property are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized in the statement of operations..  Gains or losses from the disposal of complete units of depreciable property are recognized in earnings.

Unproved.  Unproved properties consist of costs to acquire undeveloped leases as well as costs to acquire unproved reserves.  Undeveloped lease costs and unproved reserve acquisitions are capitalized, and individually insignificant unproved properties are amortized on a composite basis, based on past success, past experience and average lease-term lives.  We evaluate significant unproved properties for impairment based on remaining lease term, drilling results, reservoir performance, seismic interpretation or future plans to develop acreage.  When successful wells are drilled on undeveloped leaseholds, unproved property costs are reclassified to proved properties and depleted on a unit-of-production basis.  Impairment expense for unproved properties is reported in exploration and impairment expense.

Exploratory.  Geological and geophysical costs, including exploratory seismic studies, and the costs of carrying and retaining unproved acreage are expensed as incurred.  Costs of seismic studies that are utilized in development drilling within an area of proved reserves are capitalized as development costs.  Amounts of seismic costs capitalized are based on only those blocks of data used in determining development well locations.  To the extent that a seismic project covers areas of both developmental and exploratory drilling, those seismic costs are proportionately allocated between development costs and exploration expense.

Costs of drilling exploratory wells are initially capitalized, pending determination of whether the well has found proved reserves.  If an exploratory well has not found proved reserves, the costs of drilling the well and other associated costs are charged to expense.  Cost incurred for exploratory wells that find reserves, which cannot yet be classified as proved, continue to be capitalized if (a) the well has found a sufficient quantity of reserves to justify completion as a producing well, and (b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.  If either condition is not met, or if we obtain information that raises substantial doubt about the economic or operational viability of the project, the exploratory well costs, net of any salvage value, are expensed.

Enhanced Recovery Activities.  We may carry out tertiary recovery methods on certain of its oil and gas properties in order to recover additional hydrocarbons that are not recoverable from primary or secondary recovery methods.  Acquisition costs of tertiary injectants, such as purchased CO2, for enhanced oil recovery ("EOR") activities that are used during a project's pilot phase, or prior to a project's technical and economic viability (i.e. prior to the recognition of proved tertiary recovery reserves) are expensed as incurred.  After a project has been determined to be technically feasible and economically viable, all acquisition costs of tertiary injectants are capitalized as development costs and depleted, as they are incurred solely for obtaining access to reserves not otherwise recoverable and have future economic benefits over the life of the project.  As CO2 is recovered together with oil and gas production, it is extracted and re-injected, and all the associated CO2 recycling costs are expensed as incurred.  Likewise costs incurred to maintain reservoir pressure are also expensed.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11 "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-Forward, a Similar Tax Loss, or a Tax Credit Carry-Forward Exists" ("ASU 2013-11").  ASU 2013-11 addresses the diversity in practice that exists for the balance sheet presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exists.  ASU 2013-11 requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward.  ASU No. 2013-11 is effective for our fiscal quarter ending June 30, 2014.  ASU 2013-11 impacts balance sheet presentation only.  We are currently evaluating the impact of the new pronouncement but believe the balance sheet impact will not be material.

In June 2014, the FASB issued, ASU No. 2014-10 "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation" ("ASU 2014-10").  ASU 2014-10 addresses the cost and complexity associated with the incremental reporting requirements for development stage entities and eliminates an exception provided to development stage entities in Topic 810, Consolidation, for determining whether an entity is a variable interest entity on the basis of the amount of investment equity that is at risk.  ASU 2014-10 is effective for our fiscal quarter ending June 30, 2014.  ASU 2014-10 impacts financial statement presentation only.  We are currently evaluating the impact of the new pronouncements but believe the balance sheet impact will not be material.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
There have been no changes in or disagreements with our independent registered public accounting firm on accounting or financial disclosure.

MANAGEMENT

Directors and Officers

The following individuals presently serve as our officers and directors:

Name	Age	Positions With the Company	Board Position Held Since
Bill M. Conrad	57	Chairman of the Board and Director	November 2012
Stephen J. Foley	60	Chief Executive Officer and Director	November 2012
Frederick J. Witsell	55	President, Secretary and Director	November 2012

Each of our directors is serving a term which expires at the next annual meeting of our shareholders and until his successor is elected and qualified or until he resigns or is removed.  Our officers serve at the will of our board of directors.

Stephen J. Foley should be considered a founder of our company, as he has taken initiative in the organization of our business.

The following information summarizes the business experience of each of our officers and directors for at least the last five years:

Bill M. Conrad, Chairman.  Mr. Conrad has served as Chairman of the Board of PetroShare since inception.  He is presently an independent consultant, providing financial and management services.  From 1990 until December 2012, Mr. Conrad served as Vice-President of MCM Capital Management, Inc., a privately-held financial and management consulting firm.  MCM assisted other companies in developing and implementing their business plans and capital formation strategies.  In that capacity, Mr. Conrad participated in the organization or development of a number of companies in industries as diverse as oil and gas, real estate, and technology.  Mr. Conrad also currently serves (2006 to present) as a director, and since January 1, 2014, as the Chairman of Gold Resource Corporation, a publicly traded gold mining and exploration company with securities listed on the NYSE MKT.  Mr. Conrad also currently serves (2005 to present) as a director of Synergy Resources Corporation, a publicly traded oil and gas company with securities listed on the NYSE MKT.  Our Board of Directors believes that the management and corporate finance experience developed by Mr. Conrad over many years serving as an executive officer and director of numerous publicly-traded companies, as well as his familiarity with relevant accounting principles and financial statement presentation, make him well-qualified to serve on our board of directors.

Stephen J. Foley, Chief Executive Officer.  Mr. Foley has served as the Chief Executive Officer of PetroShare since its inception.  Prior to entering private business, Mr. Foley had a successful pro football career as a safety with the Denver Broncos football organization of the National Football League where he played for 11 seasons, from 1976 to 1986.  In 1991, Mr. Foley founded and continues to serve as the president of FSI Development Inc., a privately-held construction and development company engaged in residential development and construction, where he devotes a minor portion of his time.  In 2000, he founded and continues to serve as a manager of FS Land, LLC, another privately-held real estate development company.  He holds a BS in Business Administration from Tulane University and serves on the Board of Denver Street Schools.  Our Board of Directors believes that Mr. Foley's experience founding and operating his own business, as well as his significant participation in the development of business strategy and decision-making for the company since its inception provides him with the appropriate experience and qualifications to serve as a member of our board of directors.

Frederick J. Witsell, President and Secretary.  Mr. Witsell became our President in November 2012 and assumed the role of Secretary in August 2013.  Mr. Witsell has over 32 years' experience in several facets of the oil and gas industry, including prospect development, conventional and horizontal drilling and completion operations, project management, gathering and compression systems, and marketing and risk management.  From 2010 to 2011, Mr. Witsell served as Vice-President and General Manager of Monroe Gas Storage, an affiliate of High Sierra Energy Partners, and led the organization's projects and eventual divestiture in 2011.  From 1999 to 2003, he was with Markwest Hydrocarbons (NYSE) in the capacity of Vice-President of the Rocky Mountain Business Unit and responsible for the growth thru capital programs and financial performance of the company's oil and gas operations in the US and Canada.  Mr. Witsell led the acquisition and eventual divestiture process of Markwest oil and gas assets.  Prior to 1999 and at various times between 2003 and 2010 and in 2012, Mr. Witsell also served as an executive and co-founder of a series of small, privately-funded oil and gas companies with properties in North Dakota, Wyoming, Utah and Colorado.  He was responsible for the growth and execution of capital programs, utilizing modern horizontal / directional drilling and completion technologies.  He led the divestiture of these oil and gas companies.  Mr. Witsell has a BA in Geology from Colorado College, an MBA in Energy Management from the University of Denver, and is a member of Society of Petroleum Engineers, the American Association of Petroleum Geologists and the Rocky Mountain Association of Geologists.  Our board of directors believes that Mr. Witsell is well-qualified to serve as a director and executive officer of the company as a result of his extensive oil and gas industry experience including in areas of executive management and operations developed by serving as an executive officer of other oil and gas companies throughout his career.

Director Independence

We have elected to apply the standards of the NYSE MKT for determining the "independence" of our directors.  Our board of directors has determined that Bill M. Conrad qualifies as "independent" in accordance with Section 803(A) of the NYSE MKT Company Guide.  During the review, our board of directors considered relationships and transactions during 2013 and during the past three fiscal years between each director or any member of his immediate family, on the one hand, and our company and our affiliates, on the other hand.  The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent. The only compensation or remuneration that we provide to Mr. Conrad during his tenure as a director is compensation as a non-employee director.  Neither Mr. Conrad nor any members of his family have participated in any transaction with us that would disqualify him as an "independent" director under the standard described above.  Stephen J. Foley and Frederick J. Witsell do not qualify as "independent" because they are our executive officers.

Committees

Audit Committee.  We presently do not have an audit committee and the board of directors as a whole will perform the tasks that an audit committee would otherwise perform, including engaging our independent registered public accountants and reviewing their performance and approving their fees, planning the scope and reviewing the results of the audit of our financial statements, and reviewing our accounting and financial reporting procedures and controls.  Although we may form an audit committee in the future, there is no assurance as to when or whether we will be able to do so.

Compensation Committee.  We presently do not have a compensation committee and the board of directors as a whole will approve the compensation of our executive officers.  Executive officers who also serve on the board of directors do not vote on matters pertaining to their own personal compensation.  Although we may form a compensation committee in the future, there is no assurance as to when or whether we will be able to do so.

Director Compensation

Bill Conrad, our sole independent director, is paid a director's fee in the amount of $6,500 per month beginning November 2013.  None of our other directors are compensated in their capacities as such.  We do, however, reimburse all of our directors for reasonable and necessary expenses incurred by them in that capacity.

Further, in December 2012, our board granted options to purchase our common stock to the directors under the Equity Incentive Plan.  The options are exercisable at a price of $0.25 per share for a period of 10 years.  (See "Certain Relationships and Related Transactions")

We will review our compensation arrangements periodically in the future and may change our compensation policies as our business needs dictate and our resources permit.

Executive Compensation

Stephen Foley, our Chief Executive Officer, and Frederick Witsell, our President, are each compensated by us at the rate of $12,500 per month, or $150,000 per annum under the terms of their respective employment agreements.  We also reimburse our officers for reasonable and necessary expenses incurred by them on our behalf.  Each individual is also entitled to a severance payment in the event his employment is terminated without cause by our company, Mr. Foley in the amount of 12 months' compensation and Mr. Witsell in an amount equal to the compensation remaining under his then-existing agreement.  Both Mr. Foley's and Mr. Witsell's employment agreements contain provisions requiring each of them to perform their duties in good faith, with diligence and to the best of their abilities and prohibiting them from disclosing the company's confidential information.  In addition, Mr. Foley's employment agreement includes non-compete and non-solicitation provisions.

The following table summarizes the total compensation of our named executive officers for the two years ended December 31, 2013:

Summary Compensation Table
Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Stephen J. Foley(2)	2013	$31,250	$—	$—	$—	$—	$—	$31,250
Chief Executive Officer and Director	2012	—	—	—	115,473	—	—	115,473

Frederick J. Witsell(3)	2013	$137,500	$—	$—	$—	$—	$—	$137,500
President, Director of Operations and Geosciences and Director	2012	—	—	—	230,947	—	—	230,947
___________________

(1)
The aggregate fair value of the stock option awards on the date of grant was computed in accordance with FASB ASC Topic 718.  See Note 8 to the audited financial statements for the year ended December 31, 2013, included in this prospectus, for certain assumptions made in connection with the valuation of these stock options.

(2)	Mr. Foley's salary is pursuant to his November 1, 2013 employment agreement.
(3)	Mr. Witsell's salary is pursuant to his March 1, 2013 employment agreement.

Outstanding Equity Awards at Year End

The following table sets forth outstanding stock option awards as of December 31, 2013.  As of December 31, 2013, the Company had not granted any stock awards.

	Option awards
Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexersisable	Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date

Bill Conrad	500,000	(1)	-	-	0.25	12/15/2022

Stephen Foley	500,000	(1)	-	-	0.25	12/15/2022

Frederick Witsell	1,000,000	(1)	-	-	0.25	12/15/2022

___________________
(1)	Represents stock options granted on December 15, 2012 pursuant to the Equity Incentive Plan. These options vested immediately.

Director Compensation

The following table sets forth with respect to the named directors, compensation information inclusive of equity awards and payments made during the years ended December 31, 2013 and 2012 in the director's capacity as a director.

Name		Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Bill Conrad	2013	13,000	-	-	-	13,000
	2012	-	-	115,473	-	115,473

Stephen J. Foley (3)	2013	-	-	-	-	-
	2012	-	-	-	-	-

Frederick J. Witsell	2013	-	-	-	-	-
	2012	-	-	-	-	-
___________________
(1)
The aggregate fair value of the stock option awards on the date of grant was computed in accordance with FASB ASC Topic 718. See Note 8 to the audited financial statements for the year ended December 31, 2013, included in this prospectus, for certain assumptions made in connection with the valuation of these stock options.

Certain Relationships and Related Transactions

Initial Capitalization.  On November 30, 2012, we issued a total of 7,600,000 shares of our common stock to our existing officers and directors for an aggregate price of $7,600 or $0.001 per share.  The shares were issued to the following individuals and in the following amounts:

Bill Conrad	2,200,000 shares
Stephen Foley	2,200,000 shares
Frederick Witsell	3,200,000 shares

In December 2012, we granted options to purchase a total of 2,000,000 additional shares of our common stock to the foregoing individuals under our Equity Incentive Plan.  The options are exercisable at a price of $0.25 per share for a period of 10 years.  Of the total number of options granted, Mr. Witsell received options to purchase 1,000,000 shares and each of the other individuals received options to purchase 500,000 shares.

At the time of these transactions, Messrs. Conrad, Foley, Witsell, and two other individuals who have since resigned their positions, were the only members of our board of directors.

Acquisition of Buck Peak Prospect.  Mr. Witsell is the manager and a member of Premier Energy Partners (I) LLC from which we acquired certain working interests in the Buck Peak prospect.  Mr. Witsell received $50,480 for his share of the proceeds payable to Premier.  Mr. Witsell abstained from voting on this transaction as a member of the Board of Directors.

Indemnification and Limitation on Liability of Directors

Our Articles of Incorporation and Bylaws provide that we may indemnify, to the fullest extent permitted by Colorado law, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the person serving or having served in a capacity as such, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met.  At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The Colorado Business Corporation Act (the "CBCA") allows indemnification of directors, officers, employees and agents of a company against liabilities incurred in any proceeding in which an individual is made a party because he was a director, officer, employee or agent of the company if such person conducted himself in good faith and reasonably believed his actions were in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  A person must be found to be entitled to indemnification under this statutory standard by procedures designed to assure that disinterested members of the board of directors have approved indemnification or that, absent the ability to obtain sufficient numbers of disinterested directors, independent counsel or shareholders have approved the indemnification based on a finding that the person has met the standard.  Indemnification is limited to reasonable expenses.

Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the CBCA.  Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

●	any breach of the duty of loyalty to our company or our stockholders;

●	acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

●	dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions;

●	violations of certain laws; or

●	any transaction from which the director derives an improper personal benefit.

Liability under federal securities law is not limited by the Articles.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

As of August 12, 2014, there were a total of 16,984,753 shares of our common stock outstanding, our only class of voting securities currently outstanding.  The following table describes the ownership of PetroShare voting securities by: (i) each of our officers and directors; (ii) all of our officers and directors as a group; and (iii) each shareholder known us to own beneficially more than 5% of our common stock.  Unless otherwise stated, the address of each of the individuals is our address, 7200 South Alton Way, Suite B-220, Centennial, CO 80112.

In calculating the percentage ownership for each shareholder, we assumed that any options owned by an individual and exercisable within 60 days are exercised, but not the options owned by any other individual.
	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number		Percentage (%) Before Offering	Percentage (%) After Offering(5)
Bill M. Conrad(1)	2,500,000	(2)	14.3
Stephen J. Foley(1)	2,095,000	(2)	12.0
Frederick J. Witsell(1)	3,850,000	(3)	21.4
All officers and directors as a group (3 persons)	8,445,000	(4)	44.5
__________________________
(1)	Officer and director of PetroShare.
(2)	Includes options to acquire 500,000 shares of common stock which are presently exercisable.
(3)	Includes options to acquire 1,000,000 shares of common stock which are presently exercisable.
(4)	Includes options to acquire 2,000,000 shares of common stock which are presently exercisable.
(5)	Assumes that all shares offered by us hereunder are sold.

Changes in Control

We are aware of no circumstances that may give rise to a change in control of our company.

SELLING SHAREHOLDERS

We have agreed to file the registration statement which contains this prospectus on behalf of our selling shareholders. We have also agreed to use our best efforts to keep the registration statement effective and update the prospectus until the securities owned by the selling shareholders have been sold or may be sold without registration or prospectus delivery requirements under the Securities Act. We will pay the costs and fees of registering the shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The registration statement which we have filed with the SEC, of which this prospectus forms a part, covers the resale of our common stock by the selling shareholders from time to time under Rule 415 of the Securities Act. Our agreement with the selling shareholders is designed to provide those shareholders some liquidity in their ownership of common stock and to permit secondary public trading of our securities. The selling shareholders may offer our securities covered under this prospectus for resale from time to time. The selling shareholders may also sell, transfer or otherwise dispose of all or a portion of our securities in transactions exempt from the registration requirements of the Securities Act. (See "PLAN OF DISTRIBUTION").

The table below presents information as of August 12, 2014 regarding the selling shareholders and our common stock that the selling shareholders may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by those shareholders. Except as otherwise noted, the individuals listed in the table below have sole voting and investment power over the shares.  Although we have assumed, for purposes of the table below, that the selling shareholders will sell all of the securities offered by this prospectus, because they may offer all or some of the securities in transactions covered by this prospectus or in another manner, no assurance can be given as to the actual number of shares that will be resold by the selling shareholders. Information covering the selling shareholders may change from time to time, and changed information will be presented in a supplement to this prospectus if and when required. If we are advised of a change in selling shareholders and the new selling shareholders, any pledges, donees or transferees wish to rely upon this prospectus in the resale of their shares, we will file an amendment to the registration statement of which this prospectus is a part. Except as described above, there are no agreements, arrangements or understandings with respect to resale of any of the securities covered by this prospectus.

	Number of Shares Owned Prior to the Offering and	Shares Owned After the Offering[1]
Name of Selling Shareholder	to be Offered	Number	Percent

Kingdom Building Leadership Ministries[2]	1,000,000
Dave Preston	10,000
Trent and Natalie Wiesen	150,000
Jeanne David	10,000
Steven Barrios	110,000
David and Tiffany Foley	150,000
Joseph Kimmel	10,000
Pat and Bernie Hyland	10,000
Al Foley	150,000
Hugh Jessiman	10,000

_____________________________

1 Assumes that all the shares offered hereby are sold, of which there is no assurance.
2 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.

Anita Marshall	10,000
Nancy J. Foley	10,000
Carol A. Foley	10,000
Dewey L. Williams Profit Sharing Plan & Trust [3]	50,000
Dewey L. Williams	10,000
William E. Skeith	40,000
Robert M. and Jane M. Igo	40,000
Mark McGinnis Trust [4]	70,000
Verne P. Collier	250,000
Avery Ellis LLC [5]	200,000
Theresa & Jerry Goergen	50,000
Kevin Hennings	50,000
Gary C. Huber	150,000
Cynthia G. Jones	100,000
Anthony and Jean McGinnis	25,000
Curtis D. Miller	50,000
Stephen C. Palmer	50,000
NFSC, Inc PSP [6]	20,000
David Limpert	150,000
Allison J. West	40,000
Brian M. Conrad	60,000
Thomas P. Brennan	100,000
A M Gas Marketing Corp.[7]	100,000
Randy Scholl	200,000
Gregory A. Patterson and Julia K. Patterson	250,000
Frostbridge Fund I LLC [8]	54,000
Jason Reid	300,000
John Reid	100,000
Astute Enterprises, LLC [9]	100,000

_________________________________________

3   The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
4 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
5 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
6 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
7 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
8 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
9 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.

Pensco Trust Company FBO Richard Morean[10]	100,000
William W. Reid	300,000
Denney & Denney Capital, LLLP [11]	80,000
Scott C. Chandler	100,000
Victor E. Loitz	50,000
Robert C. Lombardi and Cyndy L. Kraft	100,000
DR-par Solutions	100,000
Henry A. Mora and Catherine A. Mora	200,000
William Daron Ball and Abra Suzanne Ball	145,024
Milton D. McKenzie	661,000
Robin Reed	400,000
Victory Fund, LLC [12]	100,000
CHARLESCLAY, LLC [13]	50,000
John Carpenter	22,500
David Witsell	177,000
Kyle Worsham	27,500
Fredo P. Killing	100,000
Shirley H. Witsell	50,000
Deborah A. Golden	50,000
Ryan J. Witsell	25,000
Kellen F. Witsell	25,000
Jean Staiano	30,000
John Wilson	10,000
Lon Garrison	10,000
Parker Garrison	10,000
Leyton Garrison	10,000
Maclain Garrison	10,000
William Asbury	10,000
Edgar Arthur Brown	200,000
Ted and Andrea Bull	30,000
Gregory S. Callanan	150,000
Robert M. Chevalier and Elizabeth M. Chevalier	9,000
Judah Regenstreif	70,000
David Reid	300,000
Dennis Arends	122,000
Steven J. Borelli	50,000
Robert C. Fay	50,000

________________________________________________

10 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
11 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
12 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
13 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.

Gary K. Guilford	10,000
Janelle L. Henderson & Stephen C. Palmer, JTWROS	50,000
Investment Ministries, LLC [14]	150,000
Noteworthy Financial, Inc.[15]	20,000
Mitchel Lucero	100,000
A and P Living Trust [16]	40,000
David A. Patterson	10,000
Richard S. Hensley	50,000
William L. Pell	90,000
Quest IRA, Inc. FBO J. Warren Padgett [17]	24,000
Quest IRA, Inc. FBO Ann M. Padgett	24,000
Lifetime Partners, LLC [19]	50,000
Joe P. Gallegos and Marianne Gallegos	20,000
Chris C. Edwards	10,000
Larry Douglas	100,000
Quest IRA, Inc. FBO David K. Kennedy	20,000
David Kennedy	20,000
Pensco Trust Company FBO Abby Ball	16,424
Pensco Trust Company FBO William Ball	38,555
Paul Davis SEP IRA	50,000
CFI Fund, LLC [19]	50,000
Russ Jones	100,000
Daron Ball	200,000

TOTAL	9,426,003

Except as otherwise noted in the table above and to the best of our knowledge, the selling shareholders are not associated with or affiliates of United States broker-dealers, and at the time of purchase the selling shareholders purchased the securities in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any persons to distribute or dispose of the securities. Further, except as otherwise stated, none of the selling shareholders have any relationship to our company, except as a shareholder.
______________________________
14 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
15 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
16 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
17 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
18 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.
19 The selling shareholder has identified _________________________ as the individual with the power to vote and dispose of these shares.

PLAN OF DISTRIBUTION

Our Distribution

We are offering a total of           shares of common stock on a "best efforts" basis at an offering price of $1.00 per share. The shares are being offered by us through our officers and directors.  No commission will be paid by us to our officers or directors for sales of shares made by them.  However, we may retain broker-dealers or other intermediaries to assist in the sale of our shares, and we reserve the right to pay a commission up to 10% of the offering price for sales effectuated through these intermediaries.
No one, including us, or our officers and directors, has made any commitment to purchase any or all of the shares.  Rather, we will use our best efforts to find purchasers for the shares for a period of 60   days from the date of this prospectus, subject to any extension in our discretion for up to an additional 90 days. There is no minimum number of shares which must be sold, or sales proceeds which must be received, to complete this offering.  As a result, all proceeds will be immediately deposited in our bank account and available for all corporate purposes.  Purchasers in this offering will not be entitled to a return of their investment following receipt by us.
We anticipate offering the shares to individuals or entities whom we believe may be interested or who have contacted us with an interest in purchasing the shares.  We may sell the shares to a person or entity if they are resident in a state in which we may legally offer and sell the shares. We may also offer the shares to non-residents of the United States.  However, we are not obligated to sell the shares to anyone.  Due to the restrictions on resale imposed by applicable securities laws, it is not anticipated that any individual or entity will purchase 10% or more of the amount of our stock outstanding at the time of the sale.
In the view of the SEC, any broker-dealer participating in this offering that sells securities would be deemed an "underwriter" as defined in Section 2(11) of the Securities Act of 1933 and any commission paid to such broker would be deemed underwriting compensation.  Further, prior to the participation of any broker-dealer, we may be required to obtain the consent of the NASD to the underwriting compensation and arrangements.
The offering price of the shares was determined by us primarily with reference to recent sales prices of our common stock.  We also considered factors such as our history and lack of revenue, our assets and the anticipated expenses of exploring and developing our properties.  However, the offering price of the common stock should not be used as an indication of the value of the securities or an assurance that purchasers will be able to resell the securities for an amount equal to the offering price or an amount in excess thereof.
Inasmuch as we are offering the common stock directly, and we have not retained an underwriter as might be the case in other offerings, our determination of the offering price has not been determined through negotiation with an underwriter.  To the extent that an underwriter has not been involved in determining the price of our securities, investors are subject to an increased risk that the price of our securities have been arrived at arbitrarily.
The fact that we have agreed to register the proposed sales of our common stock on behalf of the selling shareholders may affect our ability to sell stock in this offering.  Due to the absence of a trading market for our stock and the concurrent lack of visibility for our company, we will appeal to a limited number of individuals or entities who might be interested in purchasing our stock.  To the extent that selling shareholders may attempt to sell stock during the same time, they may appeal to the same individuals or entities and compete with us.  Furthermore, the selling shareholders may sell their shares at market prices if our common stock is accepted for quotation on the OTC Bulletin Board while we will offer our shares at a fixed price of $1.00.  This may affect the amount of stock that we are able to sell in this offering and reduce the proceeds which we might otherwise receive.  However, we do not expect that the selling shareholders will offer their securities until we are successful in developing a market for our common stock.

Selling Shareholder Distributions

The selling shareholders and their pledgees, donees, transferees or other successors in interest may offer the shares of our common stock from time to time after the date of this prospectus and will determine the time, manner and size of each sale in the over the counter market, in privately negotiated transactions or otherwise.  The shares may be offered at a fixed price of $1.00 per share until such time, if ever, our shares are quoted on the OTC Bulletin Board, following which the shares may be offered at prices prevailing in the market or at privately negotiated prices.  The selling shareholders may negotiate, and may pay, brokers or dealers commissions, discounts or concessions for their services.  In effecting sales, brokers or dealers engaged by the selling shareholders may allow other brokers or dealers to participate.  However, the selling shareholders and any brokers or dealers involved in the sale or resale of the shares may qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. In addition, the brokers' or dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act.

The methods by which the selling shareholders may sell the shares of our common stock include:

●	A block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block, as principal, in order to facilitate the transaction;

●	Sales to a broker or dealer, as principal, in a market maker capacity or otherwise and resale by the broker or dealer for its account;

●	Ordinary brokerage transactions and transactions in which a broker solicits purchases;

●	Privately negotiated transactions;

●	Short sales;

●	Any combination of these methods of sale; or

●	Any other legal method.

In addition to selling their shares under this prospectus, the selling shareholders may transfer their shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer, or sell their shares under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.  Any selling shareholder who uses this prospectus to sell his shares will be subject to the prospectus delivery requirements of the Securities Act.

Regulation M under the Exchange Act provides that during the period that any person is engaged in the distribution of our shares of common stock, as defined in Regulation M, such person generally may not purchase our common stock.  The selling shareholders are subject to these restrictions, which may limit the timing of purchases and sales of our common stock by the selling shareholders.  This may affect the marketability of our common stock.

The selling shareholders may use agents to sell the shares.  If this happens, the agents may receive discounts or commissions.  The selling shareholders do not expect these discounts and commissions to exceed what is customary for the type of transaction involved. If required, a supplement to his prospectus will set forth the applicable commission or discount, if any, and the names of any underwriters, brokers, dealers or agents involved in the sale of the shares.  The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of our common stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of shares by them and any discounts, commissions, concessions or other compensation received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The selling shareholders may agree to indemnify any broker or dealer or agent against certain liabilities relating to the selling of the shares, including liabilities arising under the Securities Act.

Upon notification by the selling shareholders that any material arrangement has been entered into with a broker or dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the material terms of the transaction.

DETERMINATION OF OFFERING PRICE

Our common stock is being offered by the selling shareholders at a price of $1.00 per share, until such time, if ever as our common stock is listed on the OTC Bulletin Board or OTC Markets.  The price of the shares was determined by us in negotiation with certain of our selling shareholders and primarily with reference to recent sales prices of our common stock.  We also considered factors such as our history and limited revenue and other factors which our management considered in determining, in their best judgment, the fair market value of our common stock.  However, the offering price of the common stock should not be used as an indication of the value of the securities or an assurance that purchasers will be able to resell the securities for an amount equal to the offering price or an amount in excess thereof.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital consists of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.01 per share.  As of August 12, 2014, we had 16,984,753 shares of common stock issued and outstanding, and no shares of preferred stock outstanding.

The following discussion summarizes the rights and privileges of our capital stock.  This summary is not complete, and you should refer to our Articles of Incorporation, as amended, filed with the Colorado Secretary of State.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to stockholders, including the election of directors.  Cumulative voting for directors is not permitted.  Except as provided by special agreement, the holders of common stock are not entitled to any preemptive rights and the shares are not redeemable or convertible.  All outstanding common stock is, and all common stock offered hereby will be, when issued and paid for, fully paid and non-assessable.  The number of authorized shares of common stock may be increased or decreased (but not below the number of shares then outstanding or otherwise reserved under obligations for issuance by us) by the affirmative vote of a majority of shares cast at a meeting of our shareholders at which a quorum is present.

Our Articles of Incorporation and Bylaws do not include any provision that would delay, defer or prevent a change in control of our company.  However, as a matter of Colorado law, certain significant transactions would require the affirmative vote of a majority of the shares eligible to vote at a meeting of shareholders which requirement could result in delays to or greater cost associated with a change in control of our company.

The holders of our common stock are entitled to dividends if, as and when declared by our Board of Directors from legally available funds, subject to the preferential rights of the holders of any outstanding preferred stock.  Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and prior to distribution rights, if any, of any series of outstanding preferred stock.

Preferred Stock

Our Articles of Incorporation vest our board of directors with authority to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Colorado and our Articles of Incorporation in respect to, among other things:

(i) the number of shares to constitute such series and the distinctive designations thereof;

(ii) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue;

(iii) whether preferred stock may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(iv) the liquidation preferences payable on preferred stock in the event of involuntary or voluntary liquidation;

(v) sinking fund or other provisions, if any, for redemption or purchase of preferred stock;

(vi) the terms and conditions by which preferred stock may be converted, if the preferred stock of any series are issued with the privilege of conversion; and

(vii) voting rights, if any.

As of the date of this registration statement, we have not designated or authorized any preferred stock for issuance.

Restrictions on Future Sales of Our Common Stock

All of our common stock currently outstanding is subject to restrictions on resale.  The shares being offered have not been registered under the Securities Act or under any state securities laws or regulations.  Purchasers of the shares may not offer, sell or otherwise dispose of the common stock in the absence of (i) an effective registration for such securities under the Securities Act, or (ii) an opinion of Company's counsel that such registration is not required.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of common stock (including shares issued upon the exercise of outstanding options) in the public market after this offering could cause the market price of our common stock to decline.  Those sales also might make it more difficult for us to sell equity-related securities in the future or reduce the price at which we could sell any equity-related securities.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not an affiliate of our company holding restricted securities that were not acquired from us or an affiliate of our company within the previous year would be entitled to sell those shares free of any restrictions.  An affiliate of our company would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the then outstanding shares of our common stock, or

●	the average weekly trading volume of our common stock during the four calendar weeks preceding the date of proposed sale.

Sales by affiliates under Rule 144 are also subject to requirements relating to manner of sale and filing of notice with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

You may read and copy any document we file at the SEC's Public Reference Rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our SEC filings by going to the SEC's website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 to register the shares of our common stock. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all of the information set forth in the registration statement. For further information about us or our common stock, you may refer to the registration statement and to the exhibits filed as part of the registration statement. The description of all agreements or the terms of those agreements contained in this prospectus are specifically qualified by reference to the agreements, filed or incorporated by reference in the registration statement.

We will provide copies of our reports and other information which we file with the SEC without charge to each person who receives a copy of this prospectus. Your request for this information should be directed in writing to our secretary, Frederick Witsell, at our corporate office in Colorado. You can also review this information at the public reference rooms of the SEC and on the SEC's website as described above.

LEGAL MATTERS

We have been advised on the legality of the shares included in this prospectus by Dufford & Brown, P.C., of Denver, Colorado.

EXPERTS

Our financial statements as of December 31, 2013 and 2012, the period September 4, 2012 (inception) through December 31, 2012, the year ended December 31, 2013 and the period September 4, 2012 (inception) through December 31, 2013 included in this prospectus have been included in reliance on the report of StarkSchenkein, LLP, our independent registered public accounting firm. These financial statements have been included on the authority of this firm as an expert in auditing and accounting.

FINANCIAL STATEMENTS

Table of Contents

Interim Financial Statements – March 31, 2014 and 2013

PetroShare Corp.
(A Development Stage Enterprise )
Balance Sheets

	March 31, 2014	December 31, 2013
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$450,023	$2,689,011
Joint interest billing receivable, net	139,676	981,575
Prepaid and other assets	4,892	12,187
Total current assets	594,591	3,682,773

Oil and Gas Properties-using successful efforts method
Unproved oil and gas properties	250,474	250,474
Wells in progress	520,489	439,873
Oil and gas properties, net	770,963	690,347

Property, plant and equipment, net	3,513	3,754
Other assets	3,850	3,850
Total Assets	$1,372,917	$4,380,724

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$125,801	$1,894,091
Accounts payable – related parties	2,230	2,966
Drilling advances	-	663,560
Total current liabilities	128,031	2,560,617
Total liabilities	128,031	2,560,617

Shareholders' Equity:
Preferred stock-$.01 par value: 10,000,000 shares authorized; 0 shares issued and outstanding.	-	-
Common stock-$.001 par value: 100,000,000 and 100,000,000 shares authorized; 14,764,750 shares issued and outstanding	14,765	14,765
Additional paid in capital	3,009,075	3,009,075
Deficit accumulated during the development stage	(1,778,954)	(1,203,733)
Total Shareholders' Equity	1,244,886	1,820,107

Total Liabilities and Shareholders' Equity	$1,372,917	$4,380,724

The accompanying notes are an integral part of these condensed financial statements.

PetroShare Corp.
(A Development Stage Enterprise)
Statements of Operations (unaudited)

	For the quarter ended March 31, 2014	For the quarter ended March 31, 2013	For the period from September 4, 2012 (inception) through March 31, 2014

Revenues
Oil and gas production revenue	$-	$-	$-

Costs and Expenses
Lease operating expense and production taxes	27	-	280
General and administrative expense	150,371	68,475	1,323,697
Depreciation, depletion, amortization and accretion	241	-	872
Exploration costs	-	20,759	29,537
Bad debt expense	424,591	-	424,591
Total Costs and Expenses	575,230	89,234	1,778,977

Operating (Loss)	(575,230)	(89,234)	(1,778,977)

Other Income
Other income	9	-	9
Interest income	-	-	14
Total Other Income	9	-	23

Net (Loss)	$(575,221)	$(89,234)	$(1,778,954)

Net (Loss) per Common Share:
Basic and Diluted	$(0.04)	$(0.01)

Weighted Average Number of Common Shares Outstanding:
Basic and Diluted	14,764,750	13,303,200

The accompanying notes are an integral part of these condensed financial statements.

PetroShare Corp.
(A Development Stage Enterprise)
Statements of Cash Flows (unaudited)

	For the quarter ended March 31, 2014	For the quarter ended March 31, 2013	For the period from September 4, 2012 (inception) through March 31, 2014

Cash flows from operating activities
Net (loss) for the period	$(575,221)	$(89,234)	$(1,778,954)
Adjustments to reconcile net loss to net cash (used in) operating activities
Depreciation expense	241	-	872
Stock based compensation expense	-	-	692,840
Bad debt expense	424,591	-	424,591
Changes in operating assets and liabilities
Joint interest billing receivable	417,308	-	(564,267)
Prepaid expenses and other assets	7,295	(3,850)	(8,742)
Accounts payable and accrued liabilities	(1,747,208)	40,315	128,886
Accounts payable - related parties	(736)	36,043	2,230
Drilling advances	(663,560)	-	-
Net cash (used in) operating activities	(2,137,290)	(16,726)	(1,102,544)

Cash flows from investing activities
Additions of furniture fixtures and equipment	-	(1,627)	(4,385)
Development of oil and gas properties	(101,698)	-	(141,738)
Acquisitions of oil and gas properties	-	(37,128)	(565,310)
Net cash (used in) investing activities	(101,698)	(38,755)	(711,433)

Cash flows from financing activities
Common stock issued for cash	-	1,127,000	2,252,000
Common shares issued to founders	-	-	12,000
Net cash provided by financing activities	-	1,127,000	2,264,000

Net increase (decrease) in cash	(2,238,988)	1,071,519	450,023

Cash
Beginning of period	2,689,011	5,182	-
End of period	$450,023	$1,076,701	$450,023

Non-cash investing and financing transactions
Exchange of information for lease interests	$-	$-	$17,997
Issuance of common stock for asset purchase agreement	$-	$-	$67,000
Cancellation of shares	$-	$-	$1,806

The accompanying notes are an integral part of these condensed financial statements.

PetroShare Corp.
(A Development Stage Enterprise)
Statements of Changes in Shareholders' Equity
For the period September 4, 2012 (inception) through March 31, 2014
.
	Common Stock		Additional Paid in	Deficit Accumulated During the Development
	Shares	Amount	Capital	Stage	Total

Balance, September 4, 2012 (Inception)	-	$-	$-	$-	$-
Issuance of Founders' Shares for cash	12,000,000	12,000	-	-	12,000
Stock Based Compensation Expense	-	-	692,840	-	692,840
Net Loss from Inception through December 31, 2012	-	-	-	(699,658)	(699,658)
Balance, December 31, 2012	12,000,000	12,000	692,840	(699,658)	5,182

Issuance of Common Shares for Cash at $0.50 per share	4,504,000	4,504	2,247,496		2,252,000
Issuance of Common Shares in association with Asset Purchase Agreement at $1.00 per share	67,000	67	66,933	-	67,000
Cancellation of Certain Founders' Shares in association with Separation Agreement	(1,806,250)	(1,806)	1,806	-	-
Net Loss from January 1, 2013 through December 31, 2013	-	-	-	(504,075)	(504,075)
Balance, December 31, 2013	14,764,750	14,765	3,009,075	(1,203,733)	1,820,107

Net Loss from January 1, 2014 through March 31, 2014	-	-	-	(575,221)	(575,221)
Balance, March 31, 2014 (unaudited)	14,764,750	$14,765	$3,009,075	$(1,778,954)	$1,244,886

The accompanying notes are an integral part of these condensed financial statements.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2014

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

PetroShare Corp. ("PetroShare" or the "Company") is a corporation organized under the laws of the State of Colorado on September 4, 2012. PetroShare is a development stage enterprise organized to investigate, acquire and develop oil and gas properties in the Rocky Mountain or mid-continent portion of the United States. Since its inception, PetroShare has focused on financing activities and the acquisition, exploration and development of oil and gas prospects located in Moffat County, Colorado known as Buck Peak Prospect, which PetroShare believes is prospective for oil and natural gas. As of March 31, 2014, two exploratory wells have been drilled and are awaiting completion.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("US GAAP") and applicable rules of the SEC regarding interim financial reporting. Accounting policies conform to US GAAP. Significant policies are discussed below. Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to SEC rules and regulations, although the Company believes that the disclosures included herein are adequate to make the information presented not misleading. Except as noted below, there have been no material changes to the footnotes from those accompanying the audited financial statements contained in this prospectus.

The interim unaudited financial statements have been prepared by the Company. In the opinion of management, the interim unaudited financial statements contain all adjustments (consisting primarily of normal recurring accruals) necessary for a fair statement of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results to be expected for a full year. You should read these consolidated interim financial statements in conjunction with the audited financial statements and notes thereto included in this prospectus.

Development Stage Enterprise

PetroShare has not earned any revenues from its principal operations. Accordingly, PetroShare's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Accounting Standards Codification No. 915 "Development Stage Entities" ("ASC 915"). Among the disclosures required by ASC 915 are that PetroShare financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of PetroShare's inception.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Common Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the periods presented. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. During the quarters ended March 31, 2014 and 2013, the Company did not include 2,000,000 and 3,000,000 stock purchase options outstanding, respectively, for purposes of calculating diluted net loss per share, as their effect would be anti-dilutive. All shares issued from inception are considered outstanding for all periods presented, unless returned to treasury or cancelled.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2014

Joint Interest Billing Receivable

The Company's accounts receivable consists primarily of joint interest billings, which are recorded at the invoiced and to-be-invoiced amounts. Collateral is not required for such receivables, nor is interest charged on past due balances. Joint interest billing receivables are collateralized by the pro rata revenue attributable to the joint interest holders and further by the interest itself. While the Company has not had any significant credit losses in the past, as of March 31, 2014, the Company believes certain of its joint interest billing accounts receivable may not be fully collectible based on correspondence with one of its working interest partners (See Note 3). Accordingly, as of March 31, 2014, the Company recorded an allowance for doubtful accounts of $424,591 related to the full amount owned by one of its partners. Therefore, as of March 31, 2014, the total receivable related to the three other partners. As of December 31, 2013, four partners totaled 100% of the Company's total joint interest billing receivables with no allowance indicated during the period.

Oil and Gas Properties
Proved. PetroShare follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and development costs are capitalized when incurred and depleted on a units-of-production basis over the remaining life of proved reserves and proved developed reserves, respectively. Costs of drilling exploratory wells are initially capitalized but are charged to expense if the well is determined to be unsuccessful.

PetroShare assesses its proved oil and gas properties for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares undiscounted future net cash flows to the assets' net book value. If the net capitalized costs exceed future net cash flows, then the cost of the property is written down to fair value. Fair value for oil and gas properties is generally determined based on discounted future net cash flows. Impairment expense for proved properties is reported in exploration and impairment expense.The Company did not recognize any impairment expense during the three months ended March 31, 2014 or 2013.

Net carrying values of retired, sold or abandoned properties that constitute less than a complete unit of depreciable property are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized in the statement of operations. Gains or losses from the disposal of complete units of depreciable property are recognized in earnings.

Unproved. Unproved properties consist of costs to acquire undeveloped leases as well as costs to acquire unproved reserves. Undeveloped lease costs and unproved reserve acquisitions are capitalized, and individually insignificant unproved properties are amortized on a composite basis, based on past success, past experience and average lease-term lives. PetroShare evaluates significant unproved properties for impairment based on remaining lease term, drilling results, reservoir performance, seismic interpretation or future plans to develop acreage. When successful wells are drilled on undeveloped leaseholds, unproved property costs are reclassified to proved properties and depleted on a unit-of-production basis. Impairment expense for unproved properties is reported in exploration and impairment expense.The Company did not recognize any impairment expense during the three months ended March 31, 2014 or 2013.

Exploratory. Geological and geophysical costs, including exploratory seismic studies, and the costs of carrying and retaining unproved acreage are expensed as incurred. Costs of seismic studies that are utilized in development drilling within an area of proved reserves are capitalized as development costs. Amounts of seismic costs capitalized are based on only those blocks of data used in determining development well locations. To the extent that a seismic project covers areas of both developmental and exploratory drilling, those seismic costs are proportionately allocated between development costs and exploration expense.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2014

Costs of drilling exploratory wells are initially capitalized, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well and other associated costs are charged to expense. Cost incurred for exploratory wells that find reserves, which cannot yet be classified as proved, continue to be capitalized if (a) the well has found a sufficient quantity of reserves to justify completion as a producing well, and (b) PetroShare is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if PetroShare obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well costs, net of any salvage value, are expensed.

Enhanced Recovery Activities. PetroShare may carry out tertiary recovery methods on certain of its oil and gas properties in order to recover additional hydrocarbons that are not recoverable from primary or secondary recovery methods. Acquisition costs of tertiary injectants, such as purchased CO2, for enhanced oil recovery ("EOR") activities that are used during a project's pilot phase, or prior to a project's technical and economic viability (i.e. prior to the recognition of proved tertiary recovery reserves) are expensed as incurred. After a project has been determined to be technically feasible and economically viable, all acquisition costs of tertiary injectants are capitalized as development costs and depleted, as they are incurred solely for obtaining access to reserves not otherwise recoverable and have future economic benefits over the life of the project. As CO2 is recovered together with oil and gas production, it is extracted and re-injected, and all the associated CO2 recycling costs are expensed as incurred. Likewise costs incurred to maintain reservoir pressure are also expensed.

Drilling Advances

The Company's drilling advances consist of cash provided to the Company from its joint interest partners for planned drilling activities. Advances are applied against the joint interest partner's share of expenses incurred. As of March 31, 2014 and December 31, 2013, drilling advances totaled $nil and $663,560, respectively.

Income Taxes

PetroShare recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates that are expected to be in effect when the differences are expected to be recovered. PetroShare provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Recently Issued Accounting Pronouncements

In July 2013, the FASB issued, ASU No. 2013-11 "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). ASU 2013-11 addresses the diversity in practice that exists for the balance sheet presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exists. ASU 2013-11 requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward. ASU No. 2013-11 is effective for PetroShare's fiscal quarter ending June 30, 2014. ASU 2013-11 impacts balance sheet presentation only.

In June 2014, the FASB issued, ASU No. 2014-10 "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation" ("ASU 2014-10"). ASU 2014-10 addresses the cost and complexity associated with the incremental reporting requirements for development stage entities and eliminate an exception provided to development stage entities in Topic 810, Consolidation, for determining whether an entity is a variable interest entity on the basis of the amount of investment equity that is at risk. ASU 2014-10 is effective for PetroShare's fiscal quarter ending June 30, 2014. ASU 2014-10 impacts financial statement presentation only. PetroShare is currently evaluating the impact of the new pronouncements but believes the balance sheet impact will not be material.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2014

NOTE 3 –ACQUISTIONS AND BUSINESS COMBINATIONS

Asset Purchases

In April 2013, PetroShare acquired working interests in undeveloped acreage located in Moffat County, Colorado known as the Buck Peak Prospect (the "Prospect") consisting of approximately 1,100 net acres. PetroShare acquired the Prospect from two entities: (1) Premier Energy LLC, an entity affiliated with Frederick J. Witsell, the Company's President and Director of Operations/Geosciences and (2) an unaffiliated entity.

•	On April 9, 2013, PetroShare acquired 463.29 net acres from the unaffiliated entity for cash consideration of $341,430.
•
On April 18, 2013, PetroShare acquired 623.65 net acres from Premier Energy, LLC for a total purchase price of $223,880 in cash and 67,000 shares of common stock valued at $1.00 per share (See Note 9).

Asset Exchange

In June and August 2013, PetroShare acquired 17.876 net acres in the Prospect from unaffiliated entities in exchange for certain daily prospective drilling and completion information on one of its two wells ("Asset Exchange," see also Notes 4 and 5).

Business Combination

On September 12, 2013, PetroShare entered into a letter of intent (the "Letter of Intent") with a third party (the "Counterparty") outlining the terms and conditions of a transaction between PetroShare and the Counterparty in which (1) the two companies would undertake a business combination in which the existing shareholders of PetroShare would obtain 70% of the Counterparty's common stock issued and outstanding after the transaction and the existing shareholders of the Counterparty would retain 30% of the common stock issued and outstanding after the transaction and (2) PetroShare would grant the Counterparty an option to participate with PetroShare in the drilling activities of one or both of the wells on the Prospect in an amount equal to 30% of 100% of the working interest. Completion of the business combination was subject to a number of contingencies, including negotiation and execution of a definitive agreement and approval of each company's shareholders.

On September 30, 2013, PetroShare and the Counterparty entered into a participation agreement whereby the Counterparty agreed to pay 30% of the total cost and expense of at least one and up to two wells for a 30% working interest thereafter having a net revenue interest of not less than 23.509% in the wells. In the event that the acquisition contemplated in the Letter of Intent was not completed, the Counterparty's interests in the wells would be reduced to 25% and the net revenue interest would be proportionately reduced. At the same time, the parties executed a Joint Operating Agreement related to the wells.

On March 10, 2014, the Company notified the Counterparty that it owed certain funds for its share of the drilling and/or completion costs of the two wells under the Joint Operating Agreement. The Company also indicated that it would suspend the Counterparty's rights under the Joint Operating Agreement for the two wells if it failed to pay its share of the costs by April 9, 2014, and that such failure may be considered to be the Counterparty's election not to participate in the completion of the wells. Shortly thereafter, on March 12, 2014, the Company notified the Counterparty in writing that it terminated the Letter of Intent and all negotiations for the proposed business combination. The Counterparty then notified PetroShare that it disputed the alleged default under the Joint Operating Agreement and raised other claims against the Company.

On May 5, 2014, the parties entered into a Settlement Agreement to settle their claims which required the Company to make a payment to the Counterparty of $1,142,237 by June 16, 2014 (the Company paid $100,000 of this amount on May 6, 2014). The Settlement Agreement also included mutual releases that become effective upon receipt of the final payment. The Settlement Agreement acknowledges that neither party admits any liability to the other.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2014

The Company made the final payment of $1,042,237 on June 16, 2014, and, pursuant to the Settlement Agreement, the Counterparty waived any rights under the Participation Agreement and joint Operating Agreement.

Concurrently with this Settlement Agreement and after the performance of the Settlement Agreement, we and our three remaining working interest partners purchased additional interests in the two wells such that these three partners own 75% of the working interest in the two wells and we retain 25%.

NOTE 4 – OIL AND GAS PROPERTIES

PetroShare's oil and gas exploration and production activities are accounted for using the successful efforts method. Under this method, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well does not find proved reserves, the costs of drilling the well are charged to expense and included within cash flows from investing activities. The costs of development wells are capitalized whether productive or nonproductive. Lease acquisition costs are also capitalized. Interest cost is capitalized as a component of property cost for significant exploration and development projects that require greater than six months to be readied for their intended use.

Other exploration costs, including certain geological and geophysical expenses and delay rentals for oil and gas leases, are charged to expense as incurred. The sale of a partial interest in a proved property is accounted for as a cost recovery, and no gain or loss is recognized as long as this treatment does not significantly affect the unit of production amortization rate. A gain or loss is recognized for all other sales of proved properties and is classified in other operating revenues. Maintenance and repairs are charged to expense, and renewals and betterments are capitalized to the appropriate property and equipment accounts.

The unit-of-production method of depreciation, depletion, and amortization of gas properties under the successful efforts method of accounting will be applied pursuant to the simple multiplication of units produced by the costs per unit on a field by field basis. Leasehold cost per unit is calculated by dividing the total cost by the estimated total proved oil and gas reserves associated with that field. Well cost per unit is calculated by dividing the total cost by the estimated total proved developed oil and gas reserves associated with that field. The volumes or units produced and asset costs are known and while the proved reserves have a high probability of recoverability, they are based on estimates that are subject to some variability.

Aggregate Capitalized Costs. Aggregate capitalized costs relating to PetroShare's crude oil and natural gas producing activities are shown below:

	March 31, 2014	December 31, 2013
Proved	$-	$-
Wells in progress	520,489	439,873
Unproved	250,474	250,474
Total capitalized costs	$770,963	$690,347

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2014

Costs Incurred in Oil and Gas Activities. Costs incurred in connection with PetroShare's crude oil and natural gas acquisition, exploration and development activities for each of the periods are shown below:

	For three months ended March 31, 2014	For three months ended March 31, 2013	September 4, 2012 (Inception) through March 31, 2014
Lease acquisition costs	$-	$-	$-
Exploration costs	-	20,759	29,537
Total operations	$-	$20,759	$29,537

In April 2013, PetroShare acquired working interests in undeveloped acreage located in Moffat County, Colorado known as Buck Peak Prospect (the "Prospect") consisting of approximately 1,100 net acres. PetroShare acquired the Prospect from two entities: (1) Premier Energy LLC, an entity affiliated with Frederick J. Witsell, the Company's President and Director of Operations/Geosciences and (2) an unaffiliated entity.

•	On April 9, 2013, PetroShare acquired 463.29 net acres from the unaffiliated entity for cash consideration of $341,430.
•
On April 18, 2013, PetroShare acquired 623.65 net acres from Premier Energy, LLC for a total purchase price of $223,880 in cash and 67,000 shares of common stock valued at $1.00 per share (See Note 9).

In June and August 2013, PetroShare acquired 17.876 net acres in the Buck Peak Prospect from unaffiliated entities in exchange for certain daily prospective drilling and completion information on one of its two wells (See Note 5).

During the year ended December 31, 2013, PetroShare entered into certain participation agreements with third parties in which these parties agreed to participate in the drilling and development of certain of PetroShare's wells. These agreements are detailed below:

•
On August 1, 2013, PetroShare entered into a participation agreement whereby it granted a 10% working interest in certain of its wells in exchange for a prospect fee of $75,000 and the participant's agreement to pay its proportionate share of the costs of the wells.

•
On September 30, 2013, PetroShare entered into a participation agreement whereby it granted a 25% working interest in certain of its wells in exchange for a prospect fee of $187,500 and the participant's agreement to pay its proportionate share of the costs of the wells.

•
On September 30, 2013, PetroShare, in association with a proposed business combination, entered into a participation agreement whereby the Counterparty agreed to pay 30% of the total cost and expense of at least one and up to two wells for a 30% working interest thereafter having a net revenue interest of not less than 23.509% in the wells. In the event that the proposed acquisition is not completed, the Counterparty's interests in the wells shall be reduced to 25% and the net revenue interest would be proportionately reduced. On March 10, 2014, the Company notified the Counterparty that it owed certain funds for its share of the drilling and/or completion costs of the two wells. On March 12, 2014, the Company notified the Counterparty in writing that it terminated the Letter of Intent and all negotiations for the proposed business combination. On May 5, 2014, the parties entered into a settlement agreement. (See full discussion in Note 3 "Business Combination").

•
On November 1, 2013, PetroShare entered into a participation agreement whereby it granted a 25% working interest in certain of its wells in exchange for a prospect fee of $187,500 and the participant's agreement to pay its proportionate share of the costs of the wells.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2014

During the quarters ended March 31, 2014 and 2013, the Company collected drilling advances from its working interest partners of $417,308 and $nil, respectively. As of the periods ended March 31, 2014 and December 31, 2013, the Company had unused portions of these advances totaling $nil and $663,560, respectively.

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liability balances were comprised of trade accounts payable, drilling advances, deferred exploration expenses associated with the Asset Exchange, and accounts payable – related parties and are shown below:

	March 31, 2014	December 31, 2013
Trade payables	$107,804	$1,876,094
Drilling advances	-	663,560
Deferred exploration expenses (1)	17,997	17,997
Accounts payable – related parties	2,230	2,966
Total accounts payable and accrued liabilities	$128,031	$2,560,617
(1)	See Note 3 for discussion of the Asset Exchange.

NOTE 6 - SHAREHOLDERS' EQUITY

Common Stock

As of March 31, 2014 and December 31, 2013, PetroShare had 100,000,000 shares of common stock authorized with a par value of $0.001 per share, respectively. As of March 31, 2014 and December 31, 2013, 14,764,750 and 14,764,750 shares were issued and outstanding, respectively. Holders of the common stock are entitled to one vote per share, and dividends may be paid on the common stock at the discretion of the Board of Directors.

There was no activity for the period from January 1, 2014 through March 31, 2014.

Preferred Stock

As of March 31, 2014 and December 31, 2013, PetroShare had 10,000,000 shares of preferred stock authorized with a par value of $0.01 per share. As of March 31, 2014 and December 31, 2013, there was no preferred stock issued or outstanding.

NOTE 7 - STOCK BASED COMPENSATION

On November 30, 2012, the Board of Directors of PetroShare adopted an Equity Incentive Plan (the "Plan") reserving up to 5,000,000 shares of PetroShare's common stock to be issued in the form of Incentive Options, Non-Qualified Options, Restricted Stock Awards, Stock Bonuses, or other stock grants to certain employees and consultants of PetroShare.

During the period beginning September 4, 2012 through December 31, 2012, PetroShare granted non-qualified options to purchase up to 3,000,000 shares of PetroShare's common stock to the members of the Board of Directors pursuant to the Plan. During the year ended December 31, 2013, options to acquire 1,000,000 shares of PetroShare's common stock were forfeited concurrent with the resignation of certain former members of the Board of Directors.

No options were granted during the three months ended March 31, 2014 or the year ended December 31, 2013.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2014

A summary of activity under the Plan through March 31, 2014 is as follows:

	Number of Shares	Weighted Average Exercise Price	Remaining Contractual Term
Outstanding, December 31, 2012	3,000,000	$0.25	9.96
Granted	-		-
Exercised	-		-
Forfeited	1,000,000	$0.25	9.35
Outstanding, December 31, 2013	2,000,000	$0.25	8.96
Exercisable, December 31, 2013	2,000,000	$0.25	8.96

Outstanding, December 31, 2013	2,000,000	$0.25	8.96
Granted	-		-
Exercised	-		-
Forfeited	-		-
Outstanding, March 31, 2014	2,000,000	$0.25	8.71
Exercisable, March 31, 2014	2,000,000	$0.25	8.71

All options granted during the period ended December 31, 2012 vested 100% as of the date of grant. Options will expire ten years from the date of grant in December 2022 and are non-transferable.

NOTE 8 - INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

PetroShare has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. No uncertain tax positions have been identified as of March 31, 2014.

PetroShare is in a position of cumulative reporting losses for the current and preceding reporting periods. The volatility of energy prices is not readily determinable by management. At this date, this fact pattern does not allow PetroShare to project sufficient sources of future taxable income to offset tax loss carry-forwards and net deferred tax assets. Under these circumstances, it is management's opinion that the realization of these tax attributes does not reach the "more likely than not criteria" under ASC 740 – Income Taxes. As a result, PetroShare's deferred tax assets as of March 31, 2014 and December 31, 2013 are subject to a full valuation allowance.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2014

NOTE 9 - RELATED PARTY TRANSACTIONS

Pursuant to ASC 850 "Related Party Disclosure", management has evaluated related parties and all transactions associated with those and determined that no transactions exist which would require disclosure, except as disclosed below:

•
In April 2013, PetroShare acquired working interests in the Buck Peak Prospect from two entities: (1) Premier Energy LLC, an entity affiliated with Frederick J. Witsell, the Company's President and Director of Operations/Geosciences and (2) an unaffiliated entity. As consideration for the purchase from Premier Energy LLC, PetroShare paid cash totaling $223,880 and 67,000 shares of common stock valued at $1.00 per share. Pursuant to the Asset Purchase Agreement, the total Purchase Price was allocated among the four members of Premier Energy LLC, including Mr. Witsell, who received $50,480 in cash and no shares of common stock (See Note 3).

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Operating leases and agreements

PetroShare leases its office facilities under a three-year non-cancelable operating lease agreement expiring in June 2016. The following is a schedule by year of future minimum rental payments required under the operating lease agreement. During the three months ended March 31, 2014 and 2013, lease expense totaled $5,780 and $2,633, respectively.

Year ending December 31,	Amount

2014	$17,751
2015	24,254
2016	12,302
$54,307

Employment agreements

On March 1, 2013, PetroShare executed an employment agreement with Frederick J. Witsell, PetroShare's President and Director of Operations/Geosciences. The one-year agreement provides for an annual salary of $150,000 and can be terminated by PetroShare at any time with cause or with 30-days' notice without cause in which latter case all consideration due under the agreement is payable immediately upon termination. Pursuant to the terms of the agreement, Mr. Witsell's employment shall continue after the initial term on a year-to-year basis unless terminated pursuant to the terms of the contract.

On November 1, 2013, PetroShare executed an employment agreement with Stephen J. Foley, PetroShare's Chief Executive Officer. The one-year agreement provides for an annual salary of $150,000 and can be terminated by PetroShare at any time with cause or with 30-days' notice without cause in which latter case all consideration due under the agreement is payable immediately upon termination as well as severance payments equal to twelve months of base salary from the date of termination. Pursuant to the terms of the agreement, Mr. Foley's employment shall continue after the initial term on a year-to-year basis unless terminated pursuant to the terms of the contract.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2014

NOTE 11 - SUBSEQUENT EVENTS

Pursuant to ASC 855, management has evaluated all events and transactions that occurred from April 1, 2014 through the date of issuance of the financial statements. During this period, PetroShare did not have any significant subsequent events, except as disclosed below:

•
On March 10, 2014, the Company notified one of its working interest partners (the "Counterparty") that it owed certain funds for its share of the completion costs of the two wells. On March 12, 2014, the Company notified the Counterparty in writing that it terminated the Letter of Intent and all negotiations for the proposed merger. On May 5, 2014, the parties entered into a settlement agreement. (See full discussion in Note 3 "Business Combination"). We made a non-refundable payment of $100,000 upon entering into the Settlement Agreement and the final payment of $1,042,237 was made on June 16, 2014. Under the terms of the Settlement Agreement, the delinquent partner surrendered its rights under the participation agreement and the joint operating agreement after final payment was made by us. Concurrently with this Settlement Agreement and after the performance of the Settlement agreement, we and our three remaining working interest partners purchased additional interests in the two wells such that these three partners own 75% of the working interest in the two wells and we retain 25%.

•
Through July 2, 2014, the Company sold 1,715,024 shares of common stock to accredited investors in a private placement. The sale of these shares, at a price of $0.50 per share, resulted in gross proceeds of $857,512.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
PetroShare Corp.

We have audited the accompanying balance sheets of PetroShare Corp. as of December 31, 2012 and 2013, and the related statements of operations, shareholders' equity, and cash flows for the period from September 4, 2012 (inception) to December 31, 2012, for the year ended as of December 31, 2013, and the period from September 4, 2012 (inception) to December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PetroShare Corp. as of December 31, 2012 and 2013, and the results of its operations and its cash flows for the period from September 4, 2012 (inception) to December 31, 2012, for the year ended as of December 31, 2013, and the period from September 4, 2012 (inception) to December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ StarkSchenkein, LLP
StarkSchenkein, LLP
Denver, Colorado
July 2, 2014

3600 South Yosemite Street  |  Suite 600  |  Denver, CO  80237  |  P: 303.694.6700  |  TF: 888.766.3985  |  F: 303.694.6761  |  www.starkcpas.com
An Independent Member of BKR International

PetroShare Corp.
(A Development Stage Enterprise )
Balance Sheets

	December 31, 2013	December 31, 2012

ASSETS
Current Assets:
Cash and cash equivalents	$2,689,011	$5,182
Joint interest billing receivable	981,575	-
Prepaid expenses and other assets	12,187	-
Total current assets	3,682,773	5,182

Oil and Gas Properties-using successful efforts method
Unproved oil and gas properties	250,474	-
Wells in progress	439,873	-
Oil and gas properties, net	690,347	-

Property, plant and equipment, net	3,754	-
Other assets	3,850	-
Total Assets	$4,380,724	$5,182

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$1,894,091	$-
Accounts payable – related parties	2,966	-
Drilling advances	663,560	-
Total current liabilities	2,560,617	-
Total liabilities	2,560,617	-

Shareholders' Equity:
Preferred stock-$.01 par value: 10,000,000 shares authorized; 0 shares issued and outstanding.	-	-
Common stock-$.001 par value: 100,000,000 and 100,000,000 shares authorized; 14,764,750 shares and 12,000,000 shares issued and outstanding, respectively	14,765	12,000
Additional paid in capital	3,009,075	692,840
Deficit accumulated during the development stage	(1,203,733)	(699,658)
Total Shareholders' Equity	1,820,107	$5,182

Total Liabilities and Shareholders' Equity	$4,380,724	$5,182

The accompanying notes are an integral part of these financial statements.

PetroShare Corp.
(A Development Stage Enterprise)
Statements of Operations

	For the year ended December 31, 2013	For the period from September 4, 2012 (inception) through December 31, 2012	For the period from September 4, 2012 (inception) through December 31, 2013

Revenues
Oil and gas production revenue	$-	$-	$-

Costs and Expenses
Lease operating expense	253	-	253
General and administrative expense	473,668	699,658	1,173,326
Depreciation, depletion, amortization and accretion	631	-	631
Exploration costs	29,537	-	29,537
Total Costs and Expenses	504,089	699,658	1,203,747

Operating (Loss)	(504,089)	(699,658)	(1,203,747)

Other Income
Interest income	14	-	14

Net (Loss)	$(504,075)	$(699,658)	$(1,203,733)

Net (Loss) per Common Share
Basic and Diluted	$(0.04)	$(0.40)	$(0.11)
Weighted Average Number of Common Shares Outstanding
Basic and Diluted	13,888,332	1,728,814	10,917,683

The accompanying notes are an integral part of these financial statements.

PetroShare Corp.
(A Development Stage Enterprise)
Statements of Cash Flows

	For the year ended December 31, 2013	For the period from September 4, 2012 (inception) through December 31, 2012	For the period from September 4, 2012 (inception) through December 31, 2013
Cash flows from operating activities
Net (loss) for the period	$(504,075)	$(699,658)	$(1,203,733)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation expense	631	-	631
Share based compensation expense	-	692,840	692,840
Changes in operating assets and liabilities
Joint interest billing receivable	(981,575)	-	(981,575)
Prepaid expenses and other assets	(16,037)	-	(16,037)
Accounts payable and accrued liabilities	1,876,094	-	1,876,094
Accounts payable – related parties	2,966	-	2,966
Drilling advances, net	663,560	-	663,560
Net cash provided by (used in) operating activities	1,041,564	(6,818)	1,034,746

Cash flows from investing activities
Additions of furniture fixtures and equipment	(4,385)	-	(4,385)
Development of oil and gas properties	(40,040)	-	(40,040)
Acquisitions of oil and gas properties	(565,310)	-	(565,310)
Net cash (used in) investing activities	(609,735)	-	(609,735)

Cash flows from financing activities
Common stock issued for cash	2,252,000	-	2,252,000
Common shares issued to founders	-	12,000	12,000
Net cash provided by financing activities	2,252,000	12,000	2,264,000

Net increase in cash	2,683,829	5,182	2,689,011

Cash
Beginning of period	5,182	-	-
End of period	$2,689,011	$5,182	$2,689,011

Non-cash investing and financing transactions
Exchange of information for lease interests	$17,997	$-	$17,997
Issuance of common stock for asset purchase agreement	$67,000	$-	$67,000
Cancellation of shares	$1,806	$-	$1,806

The accompanying notes are an integral part of these financial statements.

PetroShare Corp.
(A Development Stage Enterprise)
Statements of Changes in Shareholders' Equity
For the period September 4, 2012 (inception) through December 31, 2013
.
	Common Stock		Additional Paid in	Deficit Accumulated During the Development
	Shares	Amount	Capital	Stage	Total

Balance, September 4, 2012 (Inception)	-	$-	$-	$-	$-
Issuance of Founders' Shares for cash	12,000,000	12,000	-	-	12,000
Stock Based Compensation Expense	-	-	692,840	-	692,840
Net Loss from Inception through December 31, 2012	-	-	-	(699,658)	(699,658)
Balance, December 31, 2012	12,000,000	12,000	692,840	(699,658)	5,182

Issuance of Common Shares for Cash at $0.50 per share	4,504,000	4,504	2,247,496	-	2,252,000
Issuance of Common Shares in association with Asset Purchase Agreement at $1.00 per share	67,000	67	66,933	-	67,000
Cancellation of Certain Founders' Shares in association with Separation Agreement	(1,806,250)	(1,806)	1,806	-	-
Net Loss from January 1, 2013 through December 31, 2013	-	-	-	(504,075)	(504,075)
Balance, December 31, 2013	14,764,750	$14,765	$3,009,075	$(1,203,733)	$1,820,107

The accompanying notes are an integral part of these financial statements.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

PetroShare Corp. ("PetroShare" or the "Company") is a corporation organized under the laws of the State of Colorado on September 4, 2012. PetroShare is a development stage enterprise organized to investigate, acquire and develop oil and gas properties in the Rocky Mountain or mid-continent portion of the United States. Since its inception, PetroShare has focused on financing activities and the acquisition, exploration and development of oil and gas prospects located in Moffat County, Colorado known as the Buck Peak Prospect, which PetroShare believes is prospective for oil and natural gas. As of December 31, 2013, two exploratory wells have been drilled and are awaiting completion.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("US GAAP"). Accounting policies conform to US GAAP. Significant policies are discussed below.

Development Stage Enterprise

PetroShare has not earned any revenues from its principal operations. Accordingly, PetroShare's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Accounting Standards Codification No. 915 "Development Stage Entities" ("ASC 915"). Among the disclosures required by ASC 915 are that PetroShare financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of PetroShare's inception.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Common Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the periods presented. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. During the years ended December 31, 2013 and 2012, the Company did not include 2,000,000 and 3,000,000 stock purchase options outstanding, respectively, for purposes of calculating diluted net loss per share, as their effect would be anti-dilutive. All shares issued from inception are considered outstanding for all periods presented, unless returned to treasury or cancelled.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Fair Value Measurement

ASC 820 clarifies that fair value is an exit price, representing the amount that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tiered fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Observable inputs such as quoted market prices in active markets;
●	Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
●	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Cash and Cash Equivalents

PetroShare considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. PetroShare's bank accounts periodically exceed federally insured limits. PetroShare maintains its deposits with high quality financial institutions and, accordingly, believes its credit risk exposure associated with cash is remote.

Joint Interest Billing Receivable

The Company's accounts receivable consists primarily of joint interest billings, which are recorded at the invoiced or to-be-invoiced amounts. Collateral is not required for such receivables, nor is interest charged on past due balances. Joint interest billing receivables are collateralized by the pro rata revenue attributable to the joint interest holders and further by the interest itself. The Company has not had any significant credit losses in the past and believes its joint interest billing accounts receivable are fully collectable. Accordingly, no allowance was indicated at December 31, 2013 or 2012. As of December 31, 2013, four partners totaled 100% of the Company's total joint interest billing receivables. There was no joint interest billing receivable at December 31, 2012.

Oil and Gas Properties

Proved. PetroShare follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and development costs are capitalized when incurred and depleted on a units-of-production basis over the remaining life of proved reserves and proved developed reserves, respectively. Costs of drilling exploratory wells are initially capitalized but are charged to expense if the well is determined to be unsuccessful.

PetroShare assesses its proved oil and gas properties for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares undiscounted future net cash flows to the assets' net book value. If the net capitalized costs exceed future net cash flows, then the cost of the property is written down to fair value. Fair value for oil and gas properties is generally determined based on discounted future net cash flows. Impairment expense for proved properties is reported in exploration and impairment expense. The Company did not recognize any impairment expense in 2013 or 2012.

Net carrying values of retired, sold or abandoned properties that constitute less than a complete unit of depreciable property are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized in the statement of operations.. Gains or losses from the disposal of complete units of depreciable property are recognized in earnings.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Unproved. Unproved properties consist of costs to acquire undeveloped leases as well as costs to acquire unproved reserves. Undeveloped lease costs and unproved reserve acquisitions are capitalized, and individually insignificant unproved properties are amortized on a composite basis, based on past success, past experience and average lease-term lives. PetroShare evaluates significant unproved properties for impairment based on remaining lease term, drilling results, reservoir performance, seismic interpretation or future plans to develop acreage. When successful wells are drilled on undeveloped leaseholds, unproved property costs are reclassified to proved properties and depleted on a unit-of-production basis. Impairment expense for unproved properties is reported in exploration and impairment expense. The Company did not recognize any impairment expense in 2013 or 2012.

Exploratory. Geological and geophysical costs, including exploratory seismic studies, and the costs of carrying and retaining unproved acreage are expensed as incurred. Costs of seismic studies that are utilized in development drilling within an area of proved reserves are capitalized as development costs. Amounts of seismic costs capitalized are based on only those blocks of data used in determining development well locations. To the extent that a seismic project covers areas of both developmental and exploratory drilling, those seismic costs are proportionately allocated between development costs and exploration expense.

Costs of drilling exploratory wells are initially capitalized, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well and other associated costs are charged to expense. Cost incurred for exploratory wells that find reserves, which cannot yet be classified as proved, continue to be capitalized if (a) the well has found a sufficient quantity of reserves to justify completion as a producing well, and (b) PetroShare is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if PetroShare obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well costs, net of any salvage value, are expensed.

Enhanced Recovery Activities. PetroShare may carry out tertiary recovery methods on certain of its oil and gas properties in order to recover additional hydrocarbons that are not recoverable from primary or secondary recovery methods. Acquisition costs of tertiary injectants, such as purchased CO2, for enhanced oil recovery ("EOR") activities that are used during a project's pilot phase, or prior to a project's technical and economic viability (i.e. prior to the recognition of proved tertiary recovery reserves) are expensed as incurred. After a project has been determined to be technically feasible and economically viable, all acquisition costs of tertiary injectants are capitalized as development costs and depleted, as they are incurred solely for obtaining access to reserves not otherwise recoverable and have future economic benefits over the life of the project. As CO2 is recovered together with oil and gas production, it is extracted and re-injected, and all the associated CO2 recycling costs are expensed as incurred. Likewise costs incurred to maintain reservoir pressure are also expensed.

Property, Plant and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets. Expenditures for renewals and betterments which increase the estimated useful life or capacity of the asset are capitalized; expenditures for repairs and maintenance are expensed when incurred.

Impairment of Long-Lived Assets

PetroShare has adopted ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. ASC 360 establishes a single auditing model for long-lived assets to be disposed of by sale. The Company did not recognize any impairment expense in 2013 or 2012.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Drilling Advances

The Company's drilling advances consist of cash provided to the Company from its joint interest partners for planned drilling activities. Advances are applied against the joint interest partner's share of expenses incurred. As of December 31, 2013 and 2012, drilling advances totaled $663,560 and $nil, respectively.

Income Taxes

PetroShare recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates that are expected to be in effect when the differences are expected to be recovered. PetroShare provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Share Based Compensation

PetroShare uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards in accordance with ASC 718, "Compensation." The option-pricing model requires the input of highly subjective assumptions, including the option's expected life, the price volatility of the underlying stock, and the estimated dividend yield of the underlying stock. PetroShare's expected term represents the period that stock-based awards are expected to be outstanding and is determined based on the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards. As there was no historical data available to ascertain a forfeiture rate, the plain vanilla method was applied in calculating the expected term of the options. As PetroShare's common stock is not currently publicly traded, the expected stock price volatility is based on the historical volatility of a group of publicly traded companies that share similar operating metrics and histories. PetroShare has never paid dividends on its common stock and currently does not intend to do so, and as such, the expected dividend yield is zero.

Recently Issued Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11 "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). ASU 2013-11 addresses the diversity in practice that exists for the balance sheet presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exists. ASU 2013-11 requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward. ASU No. 2013-11 is effective for PetroShare's fiscal quarter ending June 30, 2014. ASU 2013-11 impacts balance sheet presentation only. PetroShare is currently evaluating the impact of the new pronouncement but believes the balance sheet impact will not be material.

In June 2014, the FASB issued, ASU No. 2014-10 "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation" ("ASU 2014-10"). ASU 2014-10 addresses the cost and complexity associated with the incremental reporting requirements for development stage entities and eliminate an exception provided to development stage entities in Topic 810, Consolidation, for determining whether an entity is a variable interest entity on the basis of the amount of investment equity that is at risk. ASU 2014-10 is effective for PetroShare's fiscal quarter ending June 30, 2014. ASU 2014-10 impacts financial statement presentation only. PetroShare is currently evaluating the impact of the new pronouncements but believes the balance sheet impact will not be material.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 3 –ACQUISTIONS AND BUSINESS COMBINATIONS

Asset Purchases

In April 2013, PetroShare acquired working interests in undeveloped acreage located in Moffat County, Colorado known as the Buck Peak Prospect (the "Prospect")consisting of approximately 1,100 net acres. PetroShare acquired the Prospect from two entities: (1) Premier Energy LLC, an entity affiliated with Frederick J. Witsell, the Company's President and Director of Operations/Geosciences and (2) an unaffiliated entity.

•	On April 9, 2013, PetroShare acquired 463.29 net acres from the unaffiliated entity for cash consideration of $341,430.
•
On April 18, 2013, PetroShare acquired 623.65 net acres from Premier Energy, LLC for a total purchase price of $223,880 in cash and 67,000 shares of common stock valued at $1.00 per share (See Notes 7 and 10).

Asset Exchange

In June and August 2013, PetroShare acquired 17.876 net acres in the Prospect from unaffiliated entities in exchange for certain daily prospective drilling and completion information on one of its two wells ("Asset Exchange," see also Notes 5 and 6).

Business Combination

On September 12, 2013, PetroShare entered into a letter of intent (the "Letter of Intent") with a third party (the "Counterparty") outlining the terms and conditions of a potential transaction between PetroShare and the Counterparty in which (1) the two companies would undertake a business combindation in which the existing shareholders of PetroShare would obtain 70% of the Counterparty's common stock issued and outstanding after the transaction and the existing shareholders of the Counterparty would retain 30% of the common stock issued and outstanding after the transaction and (2) PetroShare would grant the Counterparty an option to participate with PetroShare in the drilling activities of one or both of the wells on the Prospect in an amount equal to 30% of 100% of the working interest. Completion of the business combination was subject to a number of contingencies, including negotiation and execution of a definitive agreement and approval of each company's shareholders.

On September 30, 2013, PetroShare and the Counterparty entered into a participation agreement whereby the Counterparty agreed to pay 30% of the total cost and expense of at least one and up to two wells for a 30% working interest thereafter having a net revenue interest of not less than 23.509% in the wells. In the event that the acquisition contemplated in the Letter of Intent was not completed, the Counterparty's interests in the wells would be reduced to 25% and the net revenue interest would be proportionately reduced. At the same time, the parties executed a Joint Operating Agreement related to the wells.

On March 10, 2014, the Company notified the Counterparty that it owed certain funds for its share of the drilling and/or completion costs of the two wells under the Operating Agreement. The Company also indicated that it would suspend the Counterparty's rights under the Joint Operating Agreement for the two wells if it failed to pay its share of the costs by April 9, 2014, and that such failure may be considered to be the Counterparty's election not to participate in the completion of the wells. Shortly thereafter, on March 12, 2014, the Company notified the Counterparty in writing that it terminated the Letter of Intent and all negotiations for the proposed business combination. The Counterparty then notified PetroShare that it disputed the alleged default under the Joint Operating Agreement and raised other claims against the Company.

On May 5, 2014, the parties entered into a Settlement Agreement to settle their claims which required the Company to make a payment to the Counterparty of $1,142,237 by June 16, 2014 (the Company paid $100,000 of this amount on May 6, 2014). The Settlement Agreement also included mutual releases that become effective upon receipt of the final payment. The Settlement Agreement acknowledges that neither party admits any liability to the other.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

The Company made the final payment of $1,042,237 on June 16, 2014, and, pursuant to the Settlement Agreement, the Counterparty waived any rights under the Participation Agreement and joint Operating Agreement.

Concurrently with this Settlement Agreement and after the performance of the Settlement Agreement, we and our three remaining working interest partners purchased additional interests in the two wells such that these three partners own 75% of the working interest in the two wells and we retain 25%.

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Property and equipment balances were comprised of furniture, fixtures, and equipment and are shown below:

	December 31, 2013	December 31, 2012
Property, Plant and Equipment	$4,385	$-
Accumulated Depreciation	(631)	-
Total Property, Plant and Equipment, net	$3,754	$-

NOTE 5 – OIL AND GAS PROPERTIES

PetroShare's oil and gas exploration and production activities are accounted for using the successful efforts method. Under this method, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well does not find proved reserves, the costs of drilling the well are charged to expense and included within cash flows from investing activities. The costs of development wells are capitalized whether productive or nonproductive. Lease acquisition costs are also capitalized. Interest cost is capitalized as a component of property cost for significant exploration and development projects that require greater than six months to be readied for their intended use.

Other exploration costs, including certain geological and geophysical expenses and delay rentals for oil and gas leases, are charged to expense as incurred. The sale of a partial interest in a proved property is accounted for as a cost recovery, and no gain or loss is recognized as long as this treatment does not significantly affect the unit of production amortization rate. A gain or loss is recognized for all other sales of proved properties and is classified in other operating revenues. Maintenance and repairs are charged to expense, and renewals and betterments are capitalized to the appropriate property and equipment accounts.

The unit-of-production method of depreciation, depletion, and amortization of gas properties under the successful efforts method of accounting will be applied pursuant to the simple multiplication of units produced by the costs per unit on a field by field basis. Leasehold cost per unit is calculated by dividing the total cost by the estimated total proved oil and gas reserves associated with that field. Well cost per unit is calculated by dividing the total cost by the estimated total proved developed oil and gas reserves associated with that field. The volumes or units produced and asset costs are known and while the proved reserves have a high probability of recoverability, they are based on estimates that are subject to some variability.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

In April 2013, PetroShare acquired working interests in undeveloped acreage located in Moffat County, Colorado known as Buck Peak Prospect (the "Prospect") consisting of approximately 1,100 net acres. PetroShare acquired the Prospect from two entities: (1) Premier Energy LLC, an entity affiliated with Frederick J. Witsell, the Company's President and Director of Operations/Geosciences and (2) an unaffiliated entity.

●  On April 9, 2013, PetroShare acquired 463.29 net acres from the unaffiliated entity for cash consideration of $341,430.
●  On April 18, 2013, PetroShare acquired 623.65 net acres from Premier Energy, LLC for a total purchase price of $223,880 in cash and 67,000 shares of common stock valued at $1.00 per share (See Notes 7 and 10).

In June and August 2013, PetroShare acquired 17.876 net acres in the Prospect from unaffiliated entities in exchange for certain daily prospective drilling and completion information on one of its two wells (See Notes 3 and 6).

The following table highlights the costs incurred for oil and gas property acquisition, exploration, and development activities:

	For the year ended December 31, 2013	September 4, 2012 (Inception) through December 31, 2012
Acquisition of Properties
Proved	$-	$-
Unproved	250,474	-
Exploration Costs	29,537	-
Development Costs	439,873	-
Total Costs Incurred	$719,884	$-

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Aggregate Capitalized Costs. Aggregate capitalized costs relating to PetroShare's crude oil and natural gas producing activities are shown below:

	December 31, 2013	December 31, 2012
Proved	$-	$-
Wells in progress	439,873	-
Unproved	250,474	-
Total capitalized costs	$690,347	$-

Costs Incurred in Oil and Gas Activities. Costs incurred in connection with PetroShare's crude oil and natural gas acquisition, exploration and development activities for each of the periods are shown below:

	For the year ended December 31, 2013	September 4, 2012 (Inception) through December 31, 2012	September 4, 2012 (Inception) through December 31, 2013
Lease acquisition costs	$-	$-	$-
Exploration costs	29,537	-	29,537
Total operations	$29,537	$-	$29,537

During the year ended December 31, 2013, PetroShare entered into certain participation agreements with third parties in which these parties agreed to participate in the drilling and development of certain of PetroShare's wells. These agreements are detailed below:

•
On August 1, 2013, PetroShare entered into a participation agreement whereby it granted a 10% working interest in certain of its wells in exchange for a prospect fee of $75,000 and the participant's agreement to pay its proportionate share of the costs of the wells.

•
On September 30, 2013, PetroShare entered into a participation agreement whereby it granted a 25% working interest in certain of its wells in exchange for a prospect fee of $187,500 and the participant's agreement to pay its proportionate share of the costs of the wells.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

•
On September 30, 2013, PetroShare, in association with a proposed business combination, entered into a participation agreement whereby the Counterparty agreed to pay 30% of the total cost and expense of at least one and up to two wells for a 30% working interest thereafter having a net revenue interest of not less than 23.509% in the wells. In the event that the proposed acquisition is not completed, the Counterparty's interests in the wells would be reduced to 25% and the net revenue interest shall be proportionately reduced. On March 10, 2014, the Company notified the Counterparty that it owed certain funds for its share of the drilling and/or completion costs of the two wells. On March 12, 2014, the Company notified the Counterparty in writing that it terminated the Letter of Intent and all negotiations for the proposed business combination. On May 5, 2014, the parties entered into a settlement agreement. (See full discussion in Note 3 "Business Combination").

•
On November 1, 2013, PetroShare entered into a participation agreement whereby it granted a 25% working interest in certain of its wells in exchange for a prospect fee of $187,500 and the participant's agreement to pay its proportionate share of the costs of the wells.

During the years ended December 31, 2013 and 2012, the Company collected drilling advances from its working interest partners of $3,246,713 and $nil, respectively. As of the years ended December 31, 2013 and 2012, the Company had unused portions of these advances totaling $663,560 and $nil, respectively.

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liability balances were comprised of trade accounts payable, drilling advances, deferred exploration expenses associated with the Asset Exchange, and accounts payable – related parties and are shown below:

	December 31, 2013	December 31, 2012
Trade payables	$1,876,094	$-
Drilling advances	663,560	-
Deferred exploration expenses (1)	17,997	-
Accounts payable – related parties	2,966	-
Total accounts payable and accrued liabilities	$2,560,617	$-
(1)	See Note 3 for discussion of the Asset Exchange.

NOTE 7 - SHAREHOLDERS' EQUITY

Common Stock

As of December 31, 2013 and 2012, PetroShare had 100,000,000 shares of common stock authorized with a par value of $0.001 per share. As of December 31, 2013 and 2012, 14,764,750 and 12,000,000 shares were issued and outstanding, respectively. Holders of the common stock are entitled to one vote per share, and dividends may be paid on the common stock at the discretion of the Board of Directors.

Activity of the period from September 4, 2012 (inception) through December 31, 2012 included the following:

•	12,000,000 shares of common stock were issued to founders in consideration of initial capital contributions of $12,000 cash.

Activity of the period from January 1, 2013 through December 31, 2013 included the following:

•
2,254,000 shares of common stock were issued at $0.50 per share in connection with a private placement. The cash proceeds received by PetroShare as of December 31, 2013 and related to the sale of the shares in this private placement amounted to $1,127,000. The private placement was completed in March 2013.

•	67,000 shares of common stock valued at $1.00 per share were issued as partial consideration for the Buck Peak Prospect acquisition (See Note 3).

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

•
2,250,000 shares of common stock were issued at $0.50 per share in connection with a second private placement. The cash proceeds received by PetroShare as of December 31, 2013 related to the sale of the shares in this private placement amounted to $1,125,000. The private placement was completed in December 2013.

•	1,806,250 shares of common stock were cancelled in connection with the resignation and separation agreements of two of the former members of the Board of Directors.

Preferred Stock

As of December 31, 2013, PetroShare had 10,000,000 shares of preferred stock authorized with a par value of $0.01 per share. As of December 31, 2013, there was no preferred stock issued or outstanding.

NOTE 8 - STOCK BASED COMPENSATION
On November 30, 2012, the Board of Directors of PetroShare adopted an Equity Incentive Plan (the "Plan") reserving up to 5,000,000 shares of PetroShare's common stock to be issued in the form of Incentive Options, Non-Qualified Options, Restricted Stock Awards, Stock Bonuses, or other stock grants to certain employees and consultants of PetroShare.

During the period beginning September 4, 2012 through December 31, 2012, PetroShare granted non-qualified options to purchase up to 3,000,000 shares of PetroShare's common stock to the members of the Board of Directors pursuant to the Plan. During the year ended December 31, 2013, options to acquire 1,000,000 shares of PetroShare's common stock were forfeited concurrent with the resignation of certain former members of the Board of Directors. No options were granted during the year ended December 31, 2013.

A summary of activity under the Plan through December 31, 2013 is as follows:
	Number of Shares	Weighted Average Exercise Price	Remaining Contractual Term
Outstanding, September 4, 2012	-	-	-
Granted	3,000,000	$0.25	10.00
Exercised	-	-	-
Forfeited	-	-	-
Outstanding, December 31, 2012	3,000,000	$0.25	9.96
Exercisable, December 31, 2012	3,000,000	$0.25	9.96

Outstanding, December 31, 2012	3,000,000	$0.25	9.96
Granted	-		-
Exercised	-		-
Forfeited	1,000,000	$0.25	9.35
Outstanding, December 31, 2013	2,000,000	$0.25	8.96
Exercisable, December 31, 2013	2,000,000	$0.25	8.96

All options granted during the period ended December 31, 2012 vested 100% as of the date of grant. Options will expire ten years from the date of grant in December 2022 and are non-transferable.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

The fair value of each share-based award is estimated on the date of the grant using the Black-Scholes pricing model that incorporates the assumptions noted in the following table. As PetroShare's common stock is not currently publicly traded, the expected stock price volatility is based on the historical volatility of a group of publicly traded companies that the Company believes share similar operating metrics and histories. The expected term of the awards represents the period of time that management anticipates awards to be outstanding. As there was no historical data available to ascertain a forfeiture rate, the plain vanilla method was applied in calculating the expected term of the options. The risk-free rate for the periods within the contractual life of the option is based on the U.S Treasury bond rate in effect at the time of the grant for bonds with maturity dates at the expected term of the options. PetroShare has never paid dividends on its common stock and currently does not intend to do so, and as such, the expected dividend yield is zero.

	December 31, 2013	December 31, 2012
Expected option term — years	-	5
Weighted-average risk-free interest rate	-	0.70%
Expected dividend yield	-	0
Weighted-average volatility	-	158%

In connection with the issuance of the options to purchase its common stock, PetroShare recorded share-based compensation of $nil for the year ended December 31, 2013, and $692,840 for the period from September 4, 2012 through December 31, 2012.

NOTE 9 - INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

PetroShare has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. No uncertain tax positions have been identified as of December 31, 2013.

PetroShare is in a position of cumulative reporting losses for the current and preceding reporting periods. The volatility of energy prices is not readily determinable by management At this date, this fact pattern does not allow PetroShare to project sufficient sources of future taxable income to offset tax loss carry-forwards and net deferred tax assets. Under these circumstances, it is management's opinion that the realization of these tax attributes does not reach the "more likely than not criteria" under ASC 740 – Income Taxes. As a result, PetroShare's deferred tax assets as of December 31, 2013 and 2012 are subject to a full valuation allowance.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Net deferred tax assets and liabilities consist of the following components as of December 31, 2013 and 2012:

	2013	2012
Deferred tax assets - current:
Exploration costs	$4,210	$-
Deferred tax assets - noncurrent:
NOL Carryover	349,382	2,591
Stock Compensation	263,345	263,345
Exploration costs	4,210	-
Total deferred tax assets	621,147	265,936

Deferred tax liabilities - current:
Intangible drilling costs	(163,614)	-
Total deferred tax liabilities	(163,614)	-
Valuation Allowance	(457,533)	(265,936)
Net deferred tax assets	$-	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal tax rate to pretax loss from continuing operations for the years ended December 31, 2013 and 2012 due to the following:

	2013	2012

Tax at statutory federal rate	$(168,258)	$(233,542)
State taxes, net of federal	(23,339)	(32,394)
Change in valuation allowance	191,596	265,936
Provision (benefit) for income taxes	$-	$-

At December 31, 2013, the Company had net operating loss carry-forwards of approximately $350,000 that may be offset against future taxable income from the years 2014 through 2033.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

The Company files income tax returns in the U.S. federal jurisdiction and in the state of Colorado. The Company is currently subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities since inception of the Company.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 10 - RELATED PARTY TRANSACTIONS

Pursuant to ASC 850 "Related Party Disclosure", management has evaluated related parties and all transactions associated with those and determined that no transactions exist which would require disclosure, except as disclosed below:

•
In April 2013, PetroShare acquired working interests in the Buck Peak Prospect from two entities: (1) Premier Energy LLC, an entity affiliated with Frederick J. Witsell, the Company's President and Director of Operations/Geosciences and (2) an unaffiliated entity. As consideration for the purchase from Premier Energy LLC, PetroShare paid cash totaling $223,880 and 67,000 shares of common stock valued at $1.00 per share. Pursuant to the Asset Purchase Agreement, the total Purchase Price was allocated among the four members of Premier Energy LLC, including Mr. Witsell, who received $50,480 in cash and no shares of common stock (See Note 3).

•
During the year ended December 31, 2013, the Company recognized $3,850 in rent expense associated with certain office facilities managed by Compass Capital, LLC, an entity controlled by the Company's board member Bill Conrad. As of December 31, 2013, the Company no longer utilizes these office facilities.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Operating leases and agreements

PetroShare leases its office facilities under a three-year non-cancelable operating lease agreement expiring in June 2016. The following is a schedule by year of future minimum rental payments required under the operating lease agreement. Lease expense totaled $15,325 for the year ended December 31, 2013 and $nil for the period from inception through December 31, 2012.

Year ending December 31,	Amount

2014	$23,551
2015	24,254
2016	12,302
$60,107

Employment agreements

On March 1, 2013, PetroShare executed an employment agreement with Frederick J. Witsell, PetroShare's President and Director of Operations/Geosciences. The one-year agreement provides for an annual salary of $150,000 and can be terminated by PetroShare at any time with cause or with 30-days' notice without cause in which latter case all consideration due under the agreement is payable immediately upon termination. Pursuant to the terms of the agreement, Mr. Witsell's employment shall continue after the initial term on a year-to-year basis unless terminated pursuant to the terms of the contract.

On November 1, 2013, PetroShare executed an employment agreement with Stephen J. Foley, PetroShare's Chief Executive Officer. The one-year agreement provides for an annual salary of $150,000 and can be terminated by PetroShare at any time with cause or with 30-days' notice without cause in which latter case all consideration due under the agreement is payable immediately upon termination as well as severance payments equal to twelve months of base salary from the date of termination. Pursuant to the terms of the agreement, Mr. Foley's employment shall continue after the initial term on a year-to-year basis unless terminated pursuant to the terms of the contract.

PETROSHARE CORP.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 12 - SUBSEQUENT EVENTS

Pursuant to ASC 855, management has evaluated all events and transactions that occurred from January 1, 2014 through the date of issuance of the financial statements. During this period, PetroShare did not have any significant subsequent events, except as disclosed below:

•
On March 10, 2014, the Company notified on of its working interest partners (the "Counterparty") that it owed certain funds for its share of the completion costs of the two wells. On March 12, 2014, the Company notified the Counterparty in writing that it terminated the Letter of Intent and all negotiations for the proposed merger. On May 5, 2014, the parties entered into a settlement agreement. (See full discussion in Note 3 "Business Combination"). We made a non-refundable payment of $100,000 upon entering into the Settlement Agreement and the final payment of $1,042,237 was made on June 16, 2014. Under the terms of the Settlement Agreement, the delinquent partner surrendered its rights under the participation agreement and the joint operating agreement after final payment was made by us. Concurrently with this Settlement Agreement and after the performance of the Settlement agreement, we and our three remaining working interest partners purchased additional interests in the two wells such that these three partners own 75% of the working interest in the two wells and we retain 25%.

•
Through July 2, 2014, the Company sold 1,715,024 shares of common stock to accredited investors in a private placement. The sale of these shares, at a price of $0.50 per share, resulted in gross proceeds of $857,512.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.
		Shares PETROSHARE CORP.

Until       , 2014, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

		Common Stock
TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	8	___________________
Use of Proceeds	19
Market for Common Stock and Related Stockholder Information .	20
Business and Properties	24
Management's Discussion and Analysis or Plan of Operation	30	PROSPECTUS
Management	40	____________________
Security Ownership of Certain Beneficial Owners and Management	45
Selling Shareholders	46
Plan of Distribution	50
Determination of Offering Price	52	____________, 2014
Description of Capital Stock	52
Shares Eligible for Future Sale	54
Where You Can Find More Information	54
Legal Matters	55
Experts	55
Financial Matters	F-1
About This Prospectus	Back Cover

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

We will pay all expenses in connection with the issuance and distribution of the securities being registered except selling discounts and commissions of the selling shareholders. The following table sets forth expenses and costs related to this offering (other than underwriting discounts and commissions) expected to be incurred with the issuance and distribution of the securities described in this registration statement.

SEC registration fee	$	___.__
Legal fees		50,000.00__
Accounting fees		_,___.__
Blue Sky filing fees and expenses		_,___.__
Printing and engraving expenses		_,___.__
Miscellaneous		_,___.__
Total	$	__,___.__

Item 14. Indemnification of Directors and Officers

Included in the prospectus.

Item 15.  Recent Sales of Unregistered Securities.

Since our inception on September 4, 2012 we have issued an aggregate of 16,984,573 shares of our common stock without registering those securities under the Securities Act.  The following information describes the transactions in which those securities were issued.

In September 2012, in connection with our initial organization, we issued a total of 12,000,000 shares of our common stock to five individuals at a price per share of $0.001 per share for cash proceeds of $12,000.  The common stock was issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

In February and March 2013, we issued an additional 2,254,000 shares of common stock to 21 individuals or entities at a price per share of $0.50 for cash proceeds of $1,127,000.  The common stock was issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

In April 2013, we issued an additional 67,000 shares of common stock valued at $1.00 per share as partial consideration for the purchase of mineral leases for the Buck Peak Prospect from Premier Energy Partners (I) LLC.  The common stock was issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

In August 2013, 1,806,250 shares of common stock were cancelled in connection with the resignation and separation agreements of two former members of the Board of Directors.

In August through December 2013, we issued an additional 2,250,000 shares of common stock to 26 individuals or entities at a price of $0.50 per share for cash proceeds of $1,125,000.  This second private placement was completed in December 2013.  The common stock was issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

Finally, between May and July 2014, we issued an additional 2,220,003 shares of common stock to 28 individuals and entities at a price of $0.50 per share in connection with a third private placement for cash proceeds of $1,110,002.  The common stock was issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

In each transaction in which we relied on Section 4(a)(2) of the Securities Act and/or Rule 506(b) promulgated thereunder, we did not engage in any general solicitation or advertising and we offered the securities to a limited number of persons with whom we had pre-existing relationships.  We exercised reasonable care to ensure that the purchasers of securities were not underwriters within the meaning of the Securities Act, including making reasonable inquiry prior to accepting any subscription, making written disclosure regarding the restricted nature of the securities and placing a legend on the certificates representing the shares.  In each case, the offerees were provided with a subscription agreement detailing the restrictions on transfer of the shares and eliciting their investment intent.  Further, stop transfer restrictions were placed with our transfer agent and a restrictive legend was placed on the certificate in connection with these offerings.  In addition, sales in the transactions exempt under Rule 506(b) were made exclusively to what the Company reasonably believed were accredited investors as defined in Rule 501 of the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules.

The following exhibits are filed with this registration statement:

3.1	Articles of Incorporation as filed with the Colorado Secretary of State on September 4, 2012.

3.2	Bylaws of the Company dated November 30, 2012.

*4	Specimen stock certificate.

*5	Opinion on Legality.

10.1	Equity Incentive Plan dated November 30, 2012.

10.2	Form of Option Agreement.

10.3	Employment Agreement dated November 1, 2013 between the Company and Stephen J. Foley.

10.4	Employment Agreement dated March 1, 2013 between the Company and Frederick J. Witsell.

10.5	Form of Subscription Agreement between the Company and investors in the Company's private placements.

10.6	Settlement Agreement with Rancher Energy Corp. dated May 5, 2014.

10.7**	Asset Purchase Agreement between the Company and Premier Energy Partners (I) LLC dated April 18, 2013.

10.8**	Asset Purchase Agreement between the Company and Buck Peak, LLC dated April 16, 2013.

10.9**	Form of Joint Operating Agreement .

10.10**	Participation Agreement between the Company and Royale Investments, LLC dated August 1, 2013.

10.11**	Participation Agreement between the Company and U.S. Energy Development Co. dated September 30, 2013.

10.12**	Participation Agreement between the Company and LLOCO LLC dated November 1, 2013.

23.1	Consent of StarkSchenkein, LLP.

*23.2	Consent of Dufford & Brown, P.C. (included in Exhibit 5).

24	Power of Attorney (included on signature page).
______________
* To be filed by amendment.
** Filed herewith or filed with the submission

Item 17.                          UNDERTAKINGS.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement arising after the effective date of the registration statement (or the most recent post-effective amendment thereof). Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the registration statement is on Form S-3 or F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5.	For determining liability of the undersigned registrant under the Securities Act to any purchaser:

i.	That each prospectus filed by the undersigned pursuant to Rule 424(b)(3) shall be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

iii.	Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorize this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on this ______ day of _______________, 2014.

PETROSHARE CORP.
(Registrant)

______________________________________
By:  Stephen J. Foley
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of PetroShare Corp., do hereby constitute and appoint Stephen J. Foley to be our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for each of us and in our name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as each of us might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

In accordance with the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacity and on the dates stated.

	Chief Executive Officer	__________, 2014
Stephen J. Foley	and Director (Principal Executive, Financial and Accounting Officer)

	Chairman of the Board	__________, 2014
Bill Conrad

	President, Secretary, Treasurer	__________, 2014
Frederick J. Witsell	and Director

EXHIBIT INDEX

The following Exhibits are filed as part of this registration statement on Form S-1.

3.1	Articles of Incorporation as filed with the Colorado Secretary of State on September 4, 2012.

3.2	Bylaws of the Company dated November 30, 2012.

*4	Specimen stock certificate.

*5	Opinion on Legality.

10.1	Equity Incentive Plan dated November 30, 2012.

10.2	Form of Option Agreement.

10.3	Employment Agreement dated November 1, 2013 between the Company and Stephen J. Foley.

10.4	Employment Agreement dated March 1, 2013 between the Company and Frederick J. Witsell.

10.5	Form of Subscription Agreement between the Company and investors in the Company's private placements.

10.6	Settlement Agreement with Rancher Energy Corp. dated May 5, 2014.

10.7**	Asset Purchase Agreement between the Company and Premier Energy Partners (I) LLC dated April 18, 2013.

10.8**	Asset Purchase Agreement between the Company and Buck Peak, LLC dated April 16, 2013.

10.9**	Form of Joint Operating Agreement.

10.10**	Participation Agreement between the Company and Royale Investments, LLC dated August 1, 2013.

10.11**	Participation Agreement between the Company and U.S. Energy Development Co. dated September 30, 2013.

10.12**	Participation Agreement between the Company and LLOCO LLC dated November 1, 2013.

23.1	Consent of StarkSchenkein, LLP.

*23.2	Consent of Dufford & Brown, P.C. (included in Exhibit 5).

24	Power of Attorney (included on signature page).
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* To be filed by amendment.

** Filed herewith or filed with the submission